SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 4

SWIFT TRANSPORTATION CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

0870756103
________________________________________________________________________________
(CUSIP Number)

Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

January 19, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,852 (1)
	8.	Shared Voting Power 20,258,064 (2)
	9.	Sole Dispositive Power 46,852 (1)
	10.	Shared Dispositive Power 20,258,064 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,304,916 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.0% (3) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 39,852 shares of common stock, $0.001 par value per share ("Common Stock"), of Swift Transportation Co., Inc. (the "Company") owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held in Jerry Moyes's individual retirement account.

(2)
Comprised of (i) 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(3)
Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Agreement and Plan of Merger by and among Swift Transportation Co., Inc., Saint Corporation and Saint Acquisition Corporation, dated as of January 19, 2007 (the "Merger Agreement").

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.3% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 19,731,814 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,731,814 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.3% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moyes Children's Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,995,832 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,995,832 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,995,832 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 12.0 (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

(1)	Comprised of 8,995,832 shares of Common Stock held by the Moyes Children's Limited Partnership, of which Michael Moyes is the General Partner.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,995,832 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,995,832 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,995,832 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 12.0 (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 8,995,832 shares of Common Stock held by the Moyes Children's Limited Partnership, of which Michael Moyes is the General Partner.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SME Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 492,500 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 492,500 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 492,500 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0(2) (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1)	Comprised of 492,500 shares of Common Stock held by the SME Industries, Inc., of which Jerry Moyes is the majority stockholder.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VJM Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 33,750 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,750 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,750 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0(2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 33,750 shares of Common Stock held by VJM Investments, L.L.C., a limited liability company in which Jerry Moyes has a controlling interest.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

This Amendment No. 4 ("Amendment") relating to the common stock, $.001 par value per share (the "Common Stock"), of Swift Transportation Co., Inc. (the "Issuer") is being filed by and on behalf of Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87 (together, the "Original Reporting Persons"), SME Industries, Inc. ("SME Industries"), VJM Investments, L.L.C. ("VJM Investments"), the Moyes Children's Limited Partnership (the "MCLP") and Michael Moyes (together with the Original Reporting Persons, the "Reporting Persons"), and it amends and supplements the Schedule 13D jointly filed on December 7, 2005, and as subsequently amended on October 11, 2006, November 6, 2006, and November 17, 2006 (the "Schedule 13D"), by the Original Reporting Persons. SME Industries, VJM Investments, the MCLP and Michael Moyes have joined the Original Reporting Persons as a result of the understanding that they have reached, as described in Items 4 and 5, for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934. The MCLP previously filed a Schedule 13G, pursuant to the provisions of Rule 13d-1, on May 9, 2001, which was subsequently amended on February 12, 2002. As a result of the transactions described below, the MCLP may be deemed to be a member of a group with the other Reporting Persons and accordingly is jointly filing this Amendment on Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) - (c)

SME Industries

SME Industries is a corporation organized under the laws of the State of Nevada. SME Industries' principal business is steel manufacturing. Its business address is 5955 West Wells Park Road, West Jordan, Utah 84088. Jerry Moyes is a majority stockholder in SME Industries. The president and chief executive officer of SME industries is Craig Moyes, who is Jerry Moyes's son; Gordon Holladay serves as secretary, treasurer and chief financial officer. The board of directors of SME Industries consists of Jerry Moyes and Craig Moyes.

VJM Investments

VJM Investments is a limited liability company organized under the laws of the State of Arizona. VJM Investments' principal business is investing in real estate and securities. Its business address is c/o Swift Aviation Group, Inc., 2710 E. Old Tower Road, Phoenix, Arizona 85034. VJM Investments is a member-managed limited liability company. Jerry Moyes has a controlling interest in VJM Investments and is the sole manager thereof.

MCLP

The MCLP is a limited partnership organized under the laws of the State of Arizona. The MCLP's principal business is to manage its investment in the Issuer's Common Stock. The MCLP's business address is c/o Gerald F. Ehrlich, 4001 North Third Street, Suite 4000, Phoenix, Arizona 85012. Michael Moyes is the general partner of the MCLP.

Michael Moyes

Michael Moyes's business address is c/o Swift Aviation Group, Inc., 2710 E. Old Tower Road, Phoenix, Arizona 85034. His principal occupation is general partner of the MCLP.

(d)     None of SME Industries, VJM Investments, the MCLP (or officers, directors or partners thereof) or Michael Moyes has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of SME Industries, VJM Investments, the MCLP (or officers, directors or partners thereof) or Michael Moyes has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)     Michael Moyes, Craig Moyes and Gordon Holladay are citizens of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 19, 2007, by and among the Issuer, Saint Corporation, a Nevada corporation ("Parent"), and Saint Acquisition Corporation, a Nevada corporation ("MergerCo") and wholly owned subsidiary of Parent, which are described in Item 4 below, is approximately $2.74 billion, including approximately $322 million of net debt which Parent intends to repay at closing.

In the Rollover Equity Commitment Letter, dated January 19, 2007 ("Rollover Equity Commitment Letter"), certain stockholders committed to contribute to Parent, subject to certain conditions, 28,767,498 shares of Common Stock in aggregate (the "Rollover Shares") and certain other assets in exchange for shares of capital stock of Parent immediately prior to the Effective Time, solely for the purpose of funding the merger consideration pursuant to the Merger Agreement. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 3.

In addition, Parent entered into a First Lien and Second Lien Facilities Commitment Letter with Morgan Stanley Senior Funding, Inc. (the "Lender"), dated as of January 19, 2007 (the "Debt Commitment Letter"), pursuant to which the Lender committed to provide, subject to certain conditions, up to $2.975 billion in debt financing through a combination of term loan facilities and a revolving credit facility, which financing will be used to fund the merger consideration under the Merger Agreement, pay fees and expenses, refinance existing corporate and personal debt, and for ongoing working capital and general corporate needs for the operation of the Issuer following the closing of the Transaction. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 3.

In addition, as further inducement for the Issuer to enter into the Merger Agreement, Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust Dated 12/11/87, as Guarantors, granted a Guarantee (the "Guarantee"), dated as of January 19, 2007 in favor of the Issuer, as the Guaranteed Party. Under the Guarantee, Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust Dated 12/11/87 unconditionally and irrevocably guaranteed to the Issuer the due and punctual payment of the applicable termination fee pursuant to the terms of the Merger Agreement, if and when such termination fee may become due. This summary of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 3.

SME Industries acquired the shares of Common Stock described in Item 5 hereof as a capital contribution to such corporation by Jerry and Vickie Moyes. VJM Investments acquired the shares of Common Stock described in Item 5 hereof as a capital contribution to such company by Jerry and Vickie Moyes. With respect to the shares of Common Stock beneficially owned by the MCLP as described in Item 5 hereof, those shares represent the aggregate of two separate capital contributions made to the MCLP, including (i) a capital contribution in the amount of 6,884,540 shares made on March 19, 2001 and (ii) a capital contribution in the amount of 2,111,292 shares made on April 19, 2001. The shares were contributed by seven different trusts for the benefit of six of the children of Jerry and Vickie Moyes as follows: Michael J. Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Chris Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Todd Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Hollie Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Lyndee Marie Moyes Irrevocable Trust dated 12/30/85 (434,900.5 shares); Marti Lyn Moyes Irrevocable Trust dated 12/30/85 ((3/19/01 - 399,917.5 shares) (4/19/01 - 46,233 shares)); and The Moyes Irrevocable Trust dated 12/29/87 ((3/19/01 - 4,130,120 shares) (4/19/01 - 2,065,059 shares)).

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the following to the end thereof:

On January 19, 2007, Parent, an entity formed by Jerry Moyes for the sole purpose of effecting the Transactions, MergerCo and Issuer entered into the Merger Agreement, pursuant to which MergerCo will merge with and into the Issuer, with the Issuer as the surviving corporation, and all of the outstanding shares of Common Stock (other than shares owned by Issuer or Rollover Shares) will be converted into the right to receive $31.55 per share in cash. Each company option and restricted stock unit that is issued and outstanding, and in the case of company options, whether vested or unvested as of the effective time of the merger, will be converted into the right to receive the applicable portion of the merger consideration. The merger is conditioned on, among other things, the adoption of the Merger Agreement by the stockholders of the Issuer, clearance of certain regulatory approvals including under the Hart-Scott Rodino Act, and the absence of any injunction. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 5 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, the Reporting Persons entered into a Voting Agreement with the Company, dated as of January 19, 2007 (the “Voting Agreement”), pursuant to which each of the Reporting Persons agreed, subject to certain conditions, to vote his, her or its shares of Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted for a vote of the Issuer's stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 6 and incorporated by reference in its entirety into this Item 4.

In addition, in connection with the Transactions, the Issuer amended its Stockholder Protection Rights Agreement, dated July 18, 2006, to render such agreement inapplicable to the Transactions (including the Merger Agreement, the Voting Agreement, the Rollover Equity Commitment Letter and other agreements entered into, and actions taken, in connection therewith).

The purpose of the Transactions is to acquire all of the outstanding Common Stock (other than shares owned by Issuer and Rollover Shares). If the Transactions are consummated, the Common Stock will be delisted from the NASDAQ-NMS and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held.

On January 19, 2007, the Issuer announced the above described transaction in a press release. The press release is attached hereto as Exhibit 7 and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is being amended and restated as follows:

(a) The respective percentages set forth below are based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. As of January 19, 2007, the Reporting Persons beneficially owned in the aggregate 29,300,748 shares of Common Stock, which represents approximately 39.0% of the outstanding Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group, except Jerry Moyes does not disclaim beneficial ownership of shares held by SME Industries, Inc. and VJM Investments, L.L.C., Jerry Moyes and Vickie Moyes do not disclaim beneficial ownership of shares held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes does not disclaim beneficial ownership of shares held by the MCLP.

Jerry Moyes may be deemed to beneficially own 20,304,916 shares of Common Stock, representing 27.0% of the issued and outstanding shares of Common Stock. The shares of Common Stock deemed to be beneficially owned by Jerry Moyes consist of (i) 39,852 shares owned by Jerry Moyes individually, (ii) 19,731,814 shares held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (iii) 492,500 shares held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, (iv) 33,750 shares held by VJM Investments, L.L.C, a limited liability company in which Jerry Moyes has a controlling interest, and (v) 7,000 shares held in Jerry Moyes' individual retirement account. Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (of which Jerry Moyes and Vickie Moyes are co-trustees) may be deemed to beneficially own 19,731,814 shares of Common Stock, representing 26.3% of the issued and outstanding shares of Common Stock. SME Industries, Inc. may be deemed to beneficially own 492,500 shares of Common Stock. VJM Investments, L.L.C may be deemed to beneficially own 33,750 shares of Common Stock. The Moyes Childrens' Limited Partnership, and Michael Moyes as the general partner thereof, may be deemed to beneficially own 8,995,832 shares of Common Stock representing 12.0% of the issued and outstanding shares of Common Stock.

(b) Jerry Moyes and Vickie Moyes have the shared power to vote or to direct the vote and dispose or direct the disposition of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dates 12/11/87 that may be deemed to be beneficially owned by them. As a result of his majority ownership interest in and control of SME Industries, Inc., Jerry Moyes may be deemed to have the shared power to vote or to direct to vote and dispose or direct the disposition of 492,500 shares of Common Stock held by SME Industries, Inc. As a result of his majority ownership interest in and control of VJM Investments, L.L.C, Jerry Moyes may be deemed to have the shared power to vote or to direct to vote and dispose or direct the disposition of 33,750 shares of Common Stock held by VJM Investments, L.L.C. Jerry Moyes has the sole power to vote or to direct to vote and dispose or direct the disposition of (i) 39,852 shares owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held by Jerry Moyes in his individual retirement account. Michael Moyes, as general partner of the Moyes Children's Limited Partnership, has the power to vote or direct the vote or dispose or direct the disposition of 8,995,832 shares of Common Stock held by the Moyes Children's Limited Partnership. Except as set forth in the preceding sentence, the Reporting Persons do not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by them. Additionally, the Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock owned by the Moyes Children's Trust Dated 12/14/92, an irrevocable trust established for the benefit of the children of Jerry and Vickie Moyes, which holds 360,000 shares of Common Stock, and of which Gerald F. Ehrlich is the sole trustee and possesses exclusive voting and dispositive power with respect to such shares of Common Stock.

(c) During the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Exhibits

Exhibit 1.	Joint Filing Agreement, dated January 24, 2007, by and among the Reporting Persons

Exhibit 2.	Rollover Equity Commitment Letter, dated January 19, 2007, by and between Parent and certain Stockholders

Exhibit 3.	Debt Commitment Letter, dated January 19, 2007, by and between Morgan Stanley Senior Funding, Inc. and Parent

Exhibit 4.
Guarantee, dated as of January 19, 2007 Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust Dated 12/11/87, as Guarantors, in favor of Swift Transportation Co., Inc., as Guaranteed Party

Exhibit 5.	Merger Agreement, by and among Issuer, Parent and MergerCo, dated January 19, 2007

Exhibit 6.	Voting Agreement by and among Issuer and certain Stockholders, dated January 19, 2007

Exhibit 7.	Press Release issued by the Company, dated January 19, 2007

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Co-Trustee

	By:	/s/ Vickie Moyes
	Name:	Vickie Moyes
	Title:	Co-Trustee

MOYES CHILDREN'S LIMITED PARTNERSHIP

	By:	/s/ Michael Moyes
	Name:	Michael Moyes
	Title:	General Partner

SME INDUSTRIES, INC.

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Chairman

VJM INVESTMENTS, L.L.C.

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Member

Dated: January 24, 2007

MICHAEL MOYES

/s/ Michael Moyes

Dated: January 24, 2007

 Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Amendment No. 4 to Schedule 13D with respect to the Common Stock of Swift Transportation Co. Inc and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of January, 2007.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Co-Trustee

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee

MOYES CHILDREN'S LIMITED PARTNERSHIP

By:	/s/ Michael Moyes
Name:	Michael Moyes
Title:	General Partner

SME INDUSTRIES, INC.

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Chairman

VJM INVESTMENTS, L.L.C.

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Member

MICHAEL MOYES

/s/ Michael Moyes

Exhibit 2

Rollover Equity Commitment Letter

January 19, 2007

To: Saint Corporation

Re: Acquisition of Swift Transportation Co., Inc.

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between Swift Transportation Co., Inc., a Nevada corporation (the “Company”), Saint Corporation, a Nevada corporation ("Parent"), and Saint Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of Parent ("MergerCo"), pursuant to which MergerCo will merge with and into the Company. Capitalized terms used but not defined herein have the meaning ascribed to them in the Merger Agreement. This letter is being delivered to Parent in connection with the execution of the Merger Agreement by the Company, Parent and MergerCo.

This letter confirms the commitment of each of the undersigned (each an “Investor”), subject to the conditions set forth herein, to subscribe for shares of Common Stock of Parent ("Subscribed Shares") for aggregate consideration consisting of the number of shares of Company Common Stock set forth opposite such Investor’s name on Schedule A (such Investor’s “Committed Shares”). In addition, unless not required by Morgan Stanley Senior Funding, Inc. in connection with the Debt Financing, Jerry Moyes, shall, subject to the conditions set forth herein, subscribe for additional Subscribed Shares for aggregate consideration consisting of all of the issued and outstanding shares of common stock of Interstate Equipment Leasing, Inc., an Arizona corporation ("IEL Shares") set forth opposite Jerry Moyes' name on Schedule A. Notwithstanding anything to the contrary, no Investor shall, under any circumstances, be obligated to contribute to, purchase equity or debt of or otherwise provide funds to Parent other than the contribution of his, her or its Committed Shares, and in the case of Jerry Moyes, his Committed Shares and the IEL Shares, if any. The Subscribed Shares shall have a value for purposes of determining the relative equity contributions of the undersigned as set forth in Schedule A. The obligation of each Investor to deliver his, her or its Committed Shares or in the case of Jerry Moyes, his Committed Shares and the IEL Shares, (such Investor’s "Commitment") to Parent pursuant to this letter is subject to the satisfaction or waiver of each of the obligations of Parent and MergerCo to consummate the transactions under the Merger Agreement. The delivery of the Committed Shares and the IEL Shares shall occur immediately prior to the Closing of the Merger and the Parent shall simultaneously issue to the Investors the Subscribed Shares.

This letter, and each Investor’s Commitment, will terminate automatically and immediately upon the earliest to occur of (a) the completion of the Closing of the Merger and (b) the termination of the Merger Agreement.

Each Investor represents and warrants to Parent that: (i) such Investor has the requisite capacity and authority to execute and deliver this letter and to fulfill and perform such Investor’s obligations hereunder; (ii) this letter has been duly and validly executed and delivered by such Investor and constitutes a legal, valid and binding agreement of such Investor enforceable by Parent against him, her or it in accordance with its terms; (iii) such Investor is (A) the beneficial owner of his, her or its Committed Shares, and in the case of Jerry Moyes, his Committed Shares and the IEL Shares,, and (B) when his, her or its Committed Shares and, in the case of Jerry Moyes, his Committed Shares and the IEL Shares, are delivered to Parent pursuant to this Agreement and the indebtedness for which such Committed Shares or IEL have been pledged is repaid, such shares will be free and clear of all Liens and such Investor will have the power to dispose of all of his, her or its Committed Shares, and in the case of Jerry Moyes, his Committed Shares and the IEL Shares,, without the approval, consent or other action of any Person as contemplated by this letter. Each Investor covenants and agrees (i) that from and after the date hereof and for so long as this letter remains in effect, such Investor shall not take or omit to take any action that would or would cause or result in any of the foregoing representations and warranties to become untrue, and (ii) to take all action necessary to make a valid election for Parent to be treated as S-corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, including without limitation the filing of IRS Form 2553.

The rights and obligations under this letter may not be assigned by any party hereto without the prior written consent of the other parties and the Company, and any attempted assignment without such consent shall be null and void and of no force or effect, provided, however, that the rights and obligations of the Moyes Children’s Limited Partnership (the “MCLP”) may be assigned to its partners or a newly-formed qualified Subchapter S trust owned by such partners in connection with the MCLP’s distribution of its Committed Shares to its partners or a newly formed qualified Subchapter S trust owned by such partners. This letter may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by Parent, each of the Investors and with respect to the following sentence only, the Company. Without the consent of the Company, this letter may not be amended, and no provisions hereof waived or modified in a manner inconsistent with the Debt Commitment Letter, it being understood that this sentence is intended for the benefit of, and will be enforceable by, the Company.

This letter shall be binding on each Investor solely for the benefit of Parent, and nothing set forth in this letter shall be construed to confer upon or give to any person other than Parent any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter. Parent's creditors shall have no right to enforce this letter or to cause Parent to enforce this letter. The agreements, obligations, representations and warranties of the Investors hereunder shall be several and not joint.

This letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. The foregoing notwithstanding, and without prejudice to the sixth paragraph of this letter, this letter may be provided to the Company if the Company agrees to treat this letter as confidential, except that the Company and each of the Investors may disclose the existence of this letter to the extent required by law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Merger.

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The parties hereto intend for the contribution of the Commitment by the undersigned to be treated as a rollover or other tax-free exchange (to the extent of stock received) under the Internal Revenue Code of 1986, as amended, and will treat such contribution as such for all tax purposes unless otherwise required by a change in applicable law.

This letter may be executed in counterparts and by facsimile. This letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without giving effect to any applicable principles of conflict of laws that would cause the laws of another State to otherwise govern this letter. The parties hereto hereby (a) submit to the personal jurisdiction of courts located in the Borough of Manhattan, in The City of New York and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties hereto agree that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 8.7 of the Merger Agreement or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

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Very truly yours,

/s/ Jerry Moyes
Jerry Moyes

/s/ Vickie Moyes
Vickie Moyes

MOYES CHILDREN'S LIMITED PARTNERSHIP

By:	/s/ Michael Moyes
Name:
Title:

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:
Title:

By:	/s/ Vickie Moyes
Name:
Title:

Accepted and Acknowledged:

SAINT CORPORATION

By:	/s/ Jerry Moyes
Name:
Title:

Schedule A

Stockholder	Committed Shares	Value of Committed Shares	IEL Shares (unless not required)	Value of IEL Shares	Total Value

Jerry Moyes Vickie Moyes	39,852	$1,257,331	1,000	$150,000,000	$151,257,331

The Jerry and Vickie Moyes Family Trust dated 2/11/87	19,731,814	$622,538,732	N/A	N/A	$622,538,732

Moyes Children's Limited Partnership	8,995,832	$283,818,500	N/A	N/A	$283,818,500

Total Shares:	28,767,498	N/A	1,000	N/A	N/A

Total Value:	N/A	$907,614,563	N/A	$150,000,000	$1,057,614,563

Exhibit 3

MORGAN STANLEY SENIOR FUNDING, INC
1585 Broadway
New York, New York 10036

CONFIDENTIAL

January 19, 2007
Mr. Jerry Moyes
- and -
Saint Corporation
c/o Swift Aviation
2710 E. Old Tower Road
Phoenix, Arizona 85034

Attention: Mr. Jerry Moyes

Project Bluetooth
First Lien and Second Lien Facilities Commitment Letter

Dear Sirs:

You have advised Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) that you intend to acquire (the “Acquisition”) all of the issued and outstanding capital stock of Swift Transportation Co., Inc., a Nevada corporation (the “Company”), not owned by Mr. Moyes, and that you would expect to consummate the Acquisition through Saint Corporation, a to-be-formed corporation that will be controlled by Mr. Moyes (Saint Corporation, together with one or more of its wholly-owned subsidiaries as may reasonably be acceptable to Morgan Stanley, is herein collectively referred to as “Holdings”, and Holdings and Mr. Moyes is herein collectively referred to as “you”). You have further advised us that the Acquisition will be effected by way of a merger transaction between Saint Corporation and the Company (the “Merger”), with the Company being the surviving corporation of the Merger. The Acquisition, including the Merger, will be accomplished in a manner (and on a basis) consistent with the terms of the Agreement and Plan of Merger, dated January 19, 2007 (the “Merger Agreement”), among the Company, Saint Corporation and Saint Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of Saint Corporation.

The Acquisition, the Merger and all related transactions, including, without limitation, the credit extensions to be made under the Facilities (as defined below), the equity contributions pursuant to the Equity Contribution (as defined below), the Shareholder Loan (as defined below), the refinancing of certain indebtedness of the Company and its subsidiaries and the payment of related fees, costs and expenses are herein collectively referred to as the “Transaction”.

In connection with the Transaction, you have requested that Morgan Stanley (i) provide you with its financing commitment for the full amount of the Facilities described in this Commitment Letter (as defined below) and (ii) use commercially reasonable efforts to arrange a syndicate of Lenders (as defined below) for the Facilities.

For purposes of consummating the Transaction, and also for purposes of providing post-Acquisition financing for the ongoing working capital and general corporate needs of the Borrower (defined below) and its subsidiaries, you have informed us that the following financing will be required:

(a)     A senior secured first lien loan facility in an aggregate amount of $2,140,000,000 to be provided by Morgan Stanley and certain other financial institutions reasonably acceptable to you (the “First Lien Lenders”), which facility shall consist of (i) a $1,690,000,000 term b loan facility (the “Term Loan Facility”) and (ii) a $450,000,000 revolving credit facility (the “Revolving Credit Facility”, together with the Term Loan Facility, the “First Lien Facilities”) having substantially the terms set forth on Exhibit A hereto (such Exhibit, together with Exhibits B and C referred to below, being the “Term Sheets” and, together with this letter, this “Commitment Letter”).

(b)     A senior secured second lien loan facility in an aggregate amount of $835,000,000 (the “Second Lien Facility”, together with the First Lien Facilities, the “Facilities”) to be provided by Morgan Stanley and certain other financial institutions reasonably acceptable to you (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”), having substantially the terms set forth on Exhibit B hereto.

(c)     An equity contribution (the “Equity Contribution”) to be provided by Mr. Moyes and certain other investors previously identified or otherwise reasonably acceptable to you and the Lead Arranger (as defined below) (the “Purchasers”), which contribution will be in the form of (i) a “rollover” contribution of 100% of the common stock of the Company held directly or beneficially by the Purchasers (the “Rollover Equity Investment”, with those Purchasers participating in the Rollover Equity Investment being herein referred to as the “Rollover Purchasers”), and (ii) a contribution (the “IEL Equity Contribution”) of 100% of the issued and outstanding capital stock of Interstate Equipment Leasing, Inc. (“IEL”).

All Facilities will be made available to the Borrower. At all times at and prior to the Merger, the “Borrower” will be Saint Corporation and, at all times from and after giving effect to the Merger (pursuant to a mutually satisfactory assignment and assumption agreement in respect of the Facilities (including in respect of the Shareholder Loan (defined below)) and the Loan Documentation (defined below)), the “Borrower” will be Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (also sometimes referred to herein as “Swift Arizona”) and at the reasonable discretion of the Lead Arranger, one or more Opco Subs (as defined in the Term Sheets).

Loans under the Term Loan Facility and the Second Lien Facility will be made available to the Borrower in a single borrowing (under each such facility) on the date the Merger is effected (the “Closing Date”).

Borrowings under the Term Loan Facility and the Second Lien Facility, together with cash proceeds, if any, received pursuant to the Equity Contribution, must be sufficient to consummate the Transaction, and such proceeds shall be used for that purpose; provided, that up to an aggregate amount of $560,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Rollover Purchasers, the proceeds of which will be used by the Rollover Purchasers to refinance certain debt of the Rollover Purchasers secured by the common stock that will be contributed pursuant to the Rollover Equity Investment. The Shareholder Loan will be secured by all capital stock of Holdings held by the Rollover Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Rollover Purchasers. Credit extensions under the Revolving Credit Facility shall not be available to finance the Transaction except, (i) letters of credit may be issued to backstop or replace outstanding letters of credit as may be required on the Closing Date as a result of the Acquisition and other transactions contemplated hereby and (ii) loans may be available to the extent agreed by the Lead Arranger to fund fees and expenses on the Closing Date; provided that the Lead Arranger shall permit availability under the Revolving Credit Facility to the extent funds are necessary to pay additional fees (or

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cover shortfalls resulting from loans made subject to “original issue discount”), in each case resulting from the exercise by the Lead Arranger of “market flex” rights, if any, set forth in the fee letter, dated the date hereof, and delivered in connection herewith (the “Fee Letter”).

Morgan Stanley hereby commits to make, or to cause one or more of its affiliates to make, available to the Borrower 100% of the Facilities, upon the terms and conditions set forth herein and in the Term Sheets; provided that the availability of the Facilities on the Closing Date shall only be subject to satisfaction of those conditions set forth in Exhibit C hereto. You agree that Morgan Stanley shall act as (i) the exclusive lead arranger, syndication agent, documentation agent and sole book-runner in respect of each Facility (in such capacity, the “Lead Arranger”) and (ii) the administrative agent for each Facility. It is understood that Morgan Stanley shall be permitted, in consultation with you, to designate one or more Lenders as agents or co-agents, as the case may be, with respect to any Facility in its sole discretion after consultation with you, but no other agents, co-agents or arrangers will be appointed, no other titles may be given, and no other compensation (other than as expressly set forth in the Term Sheets or as otherwise separately and expressly agreed between the parties hereto) will be paid without Morgan Stanley’s prior written consent. Fees payable to any Lenders participating in any of the Facilities through any syndication by Morgan Stanley (as provided herein) shall be payable solely from amounts to be separately negotiated between the parties hereto.

Morgan Stanley reserves the right, prior to or after execution of the definitive Loan Documentation (defined below) for the Facilities, to syndicate all or part of its commitment for the Facilities to one or more lending institutions, each consented to by you (such consent not to be unreasonably withheld, delayed or conditioned), that will become parties to such Loan Documentation. All aspects of any such syndication shall be managed by Morgan Stanley in consultation with you, and the commitments of Morgan Stanley hereunder shall be reduced if and only to the extent that (i) commitments are received from other lending institutions consented to by you (such consent not to be unreasonably withheld, delayed or conditioned), and (ii) such commitments are in fact funded by such other lending institutions on the Closing Date. In the event Morgan Stanley decides to syndicate all or part of the Facilities, Morgan Stanley will use commercially reasonable efforts to arrange a syndicate of other financial institutions identified by Morgan Stanley and consented to by you (such consent not to be unreasonably withheld, delayed or conditioned) that will participate in the Facilities, and you agree actively to assist Morgan Stanley in achieving a syndication that is satisfactory to Morgan Stanley; provided, however, that achieving such syndication shall not be a condition to the funding of any of the Facilities or to Morgan Stanley's obligations or commitments hereunder. Such syndication may be accomplished by a variety of means, including direct contact during the syndication process among (i) you, (ii) representatives, senior management and advisors of Holdings, Swift Arizona, IEL and the Company and (iii) the proposed syndicate members. To assist Morgan Stanley in its syndication efforts, you hereby agree (x) to provide and cause your advisors and Holdings’ advisors to provide Morgan Stanley and the other syndicate members upon request with all information reasonably deemed necessary by Morgan Stanley to complete the syndication of the Facilities, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the Transactions and the business of Holdings, the Company, Swift Arizona, IEL and their respective subsidiaries, (y) to assist Morgan Stanley upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Facilities, and (z) at reasonable times and with reasonable notice, to make yourself available, as well as senior officers and representatives of Holdings, IEL, Swift Arizona and the Company, in each case from time to time, and to attend and make presentations regarding the business and prospects of Holdings, the Company, Swift Arizona and IEL at a meeting or meetings of prospective lenders.

You also agree to use commercially reasonable efforts to ensure that our syndication efforts benefit materially from the lending relationships of the Company and its subsidiaries. Subject to the

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condition that any institutions participating in the syndication will be subject to your consent (such consent not to be unreasonably withheld, delayed or conditioned), Morgan Stanley will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. At least 35 days prior to the Closing Date and at least five business days prior to our commencement of the syndication of the Facilities, you will meet with us, Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and make prepared presentations to S&P and Moody’s for the purpose of obtaining ratings on the Facilities, which ratings will give pro forma effect to the Acquisition and the financing contemplated hereby, and you will use commercially reasonable efforts to obtain such ratings at least 20 days prior to the Closing Date. You will also afford Morgan Stanley a period of at least 20 consecutive days following the launch of the general syndication of the Facilities to syndicate the Facilities. In addition, you agree that no financing for the Borrower, the Company, Swift Arizona, IEL or any of their respective subsidiaries or affiliates (other than the Facilities) shall be syndicated, privately placed or publicly offered to the extent that we reasonably determine that such financing is reasonably likely to have an adverse effect on the syndication of the Facilities; provided, however, that the foregoing shall not prohibit the Company or any of its subsidiaries from engaging in ordinary course equipment financing and leasing.

You hereby represent and warrant that (i) to the best of your knowledge all written information, other than Projections (as defined below), which has been or is hereafter made available to Morgan Stanley or any of its affiliates or representatives or to any Lender or any potential lender by or on your behalf or by or on behalf of Holdings, the Purchasers, IEL, the Company, Swift Arizona or any of your or their respective representatives, advisors or affiliates in connection with the Transaction (the “Information”) has been reviewed and analyzed by you, in connection with the performance of the due diligence conducted by you or on your behalf and is, or in the case of Information made available after the date hereof, will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary to make the statements contained therein, in light of the circumstances under which such statements were or are made, not materially misleading, and (ii) all written financial projections concerning the Company or IEL and their respective subsidiaries that have been or will be prepared by you or Holdings or on your behalf or Holdings’ behalf or by any of your respective representatives and that have been or are hereafter made available to the Lenders by you or Holdings or on your behalf or Holdings’ behalf or by your respective representatives, advisors or affiliates in connection with the Transaction (the “Projections”) have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions, it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections may be realized. In issuing this commitment, Morgan Stanley is relying on the accuracy of the Information and Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until definitive documentation with respect to (A) the First Lien Facilities (the “First Lien Loan Documentation”) and (B) the Second Lien Facility (the “Second Lien Loan Documentation” and, together with the First Lien Loan Documentation, the “Loan Documentation”) are executed and delivered and, thereafter, the disclosure representations contained herein shall be terminated and of no further force and effect. If you become aware that the representations contained in this paragraph are incorrect or become incorrect in any material respect, or otherwise at the reasonable request of Morgan Stanley, you agree to supplement the Information and the Projections from time to time so that the representations contained in this paragraph are updated so as to be true and correct in all material respects. You agree to continue to provide, make available or cause to be provided or made available to the Lenders all of the information received by you or on your behalf or of which you become aware that is

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related to or that affects in any material respect the Borrower, the Company, IEL or any of their respective subsidiaries or any aspect of the Transaction.

To induce Morgan Stanley to issue this Commitment Letter, you hereby agree that all out-of-pocket fees, costs and expenses (including reasonable fees and expenses of one counsel (in addition to one local counsel in each relevant jurisdiction) and those consultants which have been retained in consultation with you) of Morgan Stanley and its affiliates arising in connection with this Commitment Letter (and its due diligence and syndication efforts in connection herewith) and in connection with the Facilities and the other transactions described herein shall be for your account, whether or not the Acquisition is consummated, the Facilities are made available or definitive documents are executed. In addition, you hereby agree to pay (or cause the Borrower to pay), without duplication, when and as due any other fees which you have otherwise expressly agreed to pay in connection herewith. You further agree to indemnify and hold harmless each of the Lenders (including, in any event, Morgan Stanley) and each director, officer, employee, agent and affiliate thereof, and each other person controlling any of the foregoing within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (each an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this Commitment Letter or any other agreement related to the Transaction between the parties hereto, the Transaction or the extension or syndication of the Facilities contemplated by this Commitment Letter, or in any way arising from any use or intended use of this Commitment Letter or any other agreement related to the Transaction between the parties hereto, or the proceeds of the Facilities contemplated by this Commitment Letter, and you agree to reimburse each Indemnified Person upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not Morgan Stanley or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise) (collectively, an “Action”); provided, however, that you shall not have any obligation to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent arising solely out of the gross negligence, bad faith or willful misconduct of such Indemnified Person.

Neither you nor the Borrower will, without the prior written consent of the Lead Arranger, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding.

All your reimbursement and indemnification obligations set forth herein, including the provisions of the immediately preceding three paragraphs, shall survive any termination of this Commitment Letter.

Morgan Stanley reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to such affiliates certain fees payable to Morgan Stanley in such manner as Morgan Stanley and such affiliates may agree in their sole discretion. You acknowledge that Morgan Stanley may share with any of its affiliates, and such affiliates may share with Morgan Stanley, any information related to the Transaction, you, the Purchasers, the Borrower, the Company, IEL any of their respective subsidiaries, businesses, assets or liabilities, or any of the matters contemplated hereby in connection with the Transaction.

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You understand and acknowledge that Morgan Stanley and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies that may have interests which conflict with yours regarding the Acquisition and otherwise. Neither Morgan Stanley nor its affiliates shall use confidential information obtained from you, Holdings, the Company, Swift Arizona or IEL (or on your behalf or on behalf of Holdings, the Company, Swift Arizona or IEL) in connection with the performance by Morgan Stanley or its affiliates of services for other persons or companies or for any purpose unrelated to the financing of the Transaction, and neither Morgan Stanley nor its affiliates will furnish any such confidential information to other persons or companies. You acknowledge that neither Morgan Stanley nor its affiliates have any obligation to use, in connection with the Acquisition or otherwise, or to furnish to you, confidential information obtained from other persons or companies. It is further agreed that so long as Morgan Stanley's commitments hereunder are outstanding, neither Morgan Stanley, nor its affiliates will act as financial advisor to any third party in connection with such third party's acquisition of the Company, Swift Arizona or any substantial portion of the assets of the Company or Swift Arizona.

You further acknowledge and agree that (i) no fiduciary, advisory or agency relationship between you and Morgan Stanley has been created solely as a result of this Commitment Letter or any other agreement relating to the Transaction between the parties hereto in respect of any of the transactions contemplated herein, irrespective of whether we and/or any of our respective affiliates have advised or are advising you on other matters, (ii) Morgan Stanley, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of Morgan Stanley, (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (iv) you have been advised that Morgan Stanley and its respective affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that Morgan Stanley has no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (v) you waive, to the fullest extent permitted by law, any claims you may have against Morgan Stanley for breach of fiduciary duty or alleged breach of fiduciary duty and agree that Morgan Stanley shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Notwithstanding the foregoing, no provision set forth in this Commitment Letter or the other Commitment Documents (as defined below) shall in any way limit or modify the respective rights and obligations of you and Morgan Stanley Co. Incorporated arising under that certain engagement letter concerning Project Bluetooth dated June 8, 2006 (the “Investment Banking Letter”).

You acknowledge that affiliates of Morgan Stanley engage in securities trading and brokerage activities and provide investment banking and other financial services. In the ordinary course of business, such affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower, the Company, IEL and other companies with which the Borrower, the Company or IEL, as the case may be, may have commercial or other relationships. With respect to any securities and/or financial instruments so held by such affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

This Commitment Letter and the Term Sheets (collectively referred to as the “Commitment Documents”) are delivered to you with the understanding that no Commitment Document, nor the substance hereof or thereof, shall be disclosed to any third party (including, without limitation, other lenders, arrangers, underwriters, placement agents, or advisors or any similar persons), without our prior written consent, except (i) to your officers, employees, agents, representatives and legal and financial

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advisors who are directly involved in the consideration of the Acquisition (and then only on a confidential and need to know basis), (ii) as required by law or any court or governmental agency (provided, that you agree to promptly inform us following any such permitted disclosure) and (iii) to officers, directors, advisors and other representatives of the Company for purposes of evaluating your offer with respect to the Acquisition.

This Commitment Letter is delivered to you solely for your benefit and may not be relied upon by any other person or entity, and nothing in the Commitment Documents is intended to confer any rights upon, nor do the Commitment Documents create third-party beneficiary status in favor of, any other person or entity as to our commitments hereunder nor are the Commitment Documents assignable by you. You acknowledge that no fiduciary duty exists on our part owing to you or any other person or entity as a result of our delivery of the Commitment Documents and no other person shall have any other legal or equitable right, remedy or claim hereunder. This Commitment Letter may not be amended or modified, and no waiver will be effective, except by a writing duly executed by the parties hereto.

Morgan Stanley hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), Morgan Stanley and each Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow Morgan Stanley or such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to Morgan Stanley and each Lender. In addition, it is a condition to our commitment hereunder that we receive, at least five business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

The Commitment Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect hereto or thereto. The parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of any New York state or federal court (in each case) sitting in the County of New York over any suit, action or proceeding arising out of or relating to the Commitment Documents. Service of any process, summons, notice or document in any suit, action or proceeding may be made by registered mail addressed to you or Morgan Stanley, as appropriate, and you waive any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment. EACH COMMITMENT DOCUMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, ANY COMMITMENT DOCUMENT, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION WITH ANY COMMITMENT DOCUMENT. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT OR PUNITIVE DAMAGES IN CONNECTION WITH THE TRANSACTION OR ANY FINANCING TRANSACTION, OR WITH OUR DELIVERY OF THE COMMITMENT DOCUMENTS.

7

If the Commitment Documents are not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return the Commitment Documents (and any copies thereof) to the undersigned. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of the Commitment Documents. Each Commitment Document may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of each Commitment Document by telecopier shall be effective as delivery of a manually executed counterpart of such Commitment Document.

For the avoidance of doubt, Mr. Moyes and Saint Corporation each agree that all their respective obligations, agreements and undertakings hereunder (including all indemnity and reimbursement obligations), and all representations and warranties made by each of them hereunder, are made or undertaken, as the case may be, on a joint and several basis by each of Mr. Moyes and Saint Corporation, unless otherwise expressly provided herein.

***

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8

This commitment will expire at 5:00 p.m. New York City time on January 23, 2007 unless it and the Fee Letter are accepted by you prior to such time and, if accepted prior to such time, shall expire at the earliest of (i) execution and delivery of definitive Loan Documentation for the Facilities (except as otherwise expressly provided in such Loan Documentation) or the consummation of another transaction or series of transactions in which Holdings or any of its affiliates acquires, directly or indirectly, substantially all of the stock or assets of the Company (other than stock of the Company held by Jerry Moyes and his family and affiliates as of the date hereof), (ii) 5:00 p.m. New York City time on September 30, 2007 if the Closing Date shall not have occurred by such time and (iii) your decision not to proceed with the Acquisition.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ John McCann
Name: John McCann
Title: Vice President

Agreed to and Accepted:

JERRY MOYES

By:	/s/ Jerry Moyes

SAINT CORPORATION

By:	/s/ Jerry Moyes
Name: Jerry Moyes
Title: Chief Executive Officer

[COMMITMENT LETTER]

EXHIBIT A

SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE FIRST LIEN FACILITIES*

I. The Parties
Borrower:
Initially, Saint Corporation, which will merge (the “Merger”) with Swift Transportation Co., Inc., a Nevada corporation (the “Company”), with the Company being the surviving corporation of the Merger. Immediately upon giving effect to the Merger, the Facilities (defined below) and all rights and obligations of the Company under the Loan Documentation (as defined in the Commitment Letter) relating to the Facilities (including any rights or obligations under the Shareholder Loans) shall be assigned to and assumed by Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (“Swift Arizona”). Immediately upon giving effect to such assignment and assumption, Swift Arizona and, at the reasonable discretion of the Lead Arranger, one or more Opco Subs (as defined below) shall thereafter at all times be the “Borrower”.

Initially, Saint Corporation, which will merge (the “Merger”) with Swift Transportation Co., Inc., a Nevada corporation (the “Company”), with the Company being the surviving corporation of the Merger. Immediately upon giving effect to the Merger, the Facilities (defined below) and all rights and obligations of the Company under the Loan Documentation (as defined in the Commitment Letter) relating to the Facilities (including any rights or obligations under the Shareholder Loans) shall be assigned to and assumed by Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (“Swift Arizona”). Immediately upon giving effect to such assignment and assumption, Swift Arizona and, at the reasonable discretion of the Lead Arranger, one or more Opco Subs (as defined below) shall thereafter at all times be the “Borrower”.

Lead Arranger:	Morgan Stanley.

Syndication Agent:	Morgan Stanley.

Administrative Agent:	Morgan Stanley.
____________________

*
Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”) to which this summary is attached. This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities.

Lenders:	Morgan Stanley and a syndicate of financial institutions and institutional lenders arranged by Morgan Stanley in consultation with the Borrower (the “First Lien Lenders”).

Guarantors:
All obligations under the First Lien Facilities shall be unconditionally guaranteed by the Company and each of the Borrower’s direct and indirect wholly-owned subsidiaries on a senior secured basis; provided, that non-U.S. subsidiaries shall only be required to deliver guarantees to the extent it would not result in material increased tax liabilities for the Borrower and its subsidiaries on a consolidated basis (the Company and all of such subsidiaries being, collectively, the “Guarantors”), subject to customary exceptions and exclusions and release mechanics for transactions of this type; and provided further, that any direct or indirect subsidiary of the Borrower that is a special purpose entity engaged in Securitization Transactions (as defined below) shall not be a Guarantor.

“Securitization Transactions” shall mean any transfer by the Borrower or any subsidiary of the Borrower of receivables or interests therein (i) to a trust, partnership, corporation or other entity, which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such receivables or interests in receivables, or (ii) directly to one or more investors or other purchasers. All proceeds received as a result of a Securitization Transaction shall require a mandatory prepayment, on a dollar-for-dollar basis, to prepay outstanding amounts under the Facilities.

II. Description of First Lien Facilities

General Description of First Lien Facilities:
A maximum amount of $2,140,000,000 in senior, first-priority secured financing to be provided to the Borrower pursuant to a term b loan facility (the “Term Loan Facility”) and a revolving credit facility (the “Revolving Credit Facility”) which will include a letter of credit subfacility. The Term Loan Facility and the Revolving Credit Facility are collectively referred to herein as the “First Lien Facilities”. Loans made under the First Lien Facilities are herein collectively referred to as “Loans”, with Loans under the Term Loan Facility being herein referred to as “Term Loans”, Loans under the Revolving Credit Facility being herein referred to as “Revolving Loans” and letters of credit issued under the Revolving Credit Facility being herein referred to as “Letters of Credit”. Exhibit B sets forth a summary of certain terms and conditions of a senior, second-priority secured financing facility to be provided to the Borrower (the “Second Lien Facility” and, together with the First Lien Facilities, the “Facilities”).

A. Term Loan Merger Facility

Term Loan Merger Facility Commitment Amount:	$1,690,000,000.

Maturity and Amortization:
The final maturity of the Term Loan Facility shall be the seventh anniversary of the Closing Date (as defined below) (“Term Loan Maturity Date”). The Term Loans shall be repaid during the final year prior to the Term Loan Maturity Date in equal quarterly amounts, subject to amortization of approximately 1% per year prior to such final year.

Use of Proceeds:
Proceeds of the Term Loans, together with proceeds from the Second Lien Facility, shall be used to finance, in part, the Transaction, including the Acquisition. Up to $560,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers, the proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan will be secured by all capital stock of Holdings held by the Purchaser and will be recourse to such capital stock and Jerry Moyes, but shall not be recourse to the other Purchasers.

Availability:	Term Loans may only be borrowed on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

B. Revolving Credit Facility

Revolving Credit Facility:
Pursuant to the Revolving Credit Facility, Revolving Loans may be borrowed, prepaid and reborrowed by the Borrower from time to time prior to the Revolving Loan Commitment Termination Date (as set forth below). The Revolving Credit Facility will also contain a sub-facility for the issuance of letters of credit in an amount up to $325,000,000.

Revolving Credit Facility Commitment Amount:	$450,000,000.

Maturity:
The final maturity date for the Revolving Credit Facility (the “Revolving Loan Commitment Termination Date”) shall be the fifth anniversary of the Closing Date (defined below). Revolving Loans shall be repaid in full on such final maturity date, and all Letters of Credit issued under the Revolving Credit Facility shall terminate prior to such date.

Use of Proceeds:
Extensions of credit under the Revolving Credit Facility shall be available on the Closing Date (i) to issue Letters of Credit to backstop or replace outstanding letters of credit as may be required as a result of the Merger and related transactions contemplated hereby and (ii) to the extent agreed by the Lead Arranger, to fund fees and expenses. Proceeds of Revolving Loans may not otherwise be used to fund the Transaction. After the Closing Date, proceeds of the Revolving Loans may be used solely for the Borrower’s and its subsidiaries’ working capital requirements and other general corporate purposes, including permitted acquisitions.

III. Terms Applicable to the First Lien Facilities

Closing Date:	The date of the initial credit extension under the First Lien Facilities, which date shall occur on or before the date that is 120 days after the date of this letter.

Security:
The Borrower and each Guarantor shall grant the Administrative Agent and the First Lien Lenders a valid and perfected first priority (subject to customary exceptions to be set forth in the First Lien Loan Documentation (defined below)) lien and security interest in all of the following:

(a)   All shares of capital stock of (or other ownership interests in) and intercompany debt of the Borrower and all subsidiaries of the Borrower and each present and future direct and indirect subsidiary of the Borrower; provided, that no more than 66⅔% of the equity interests of non-U.S. subsidiaries of the Borrower will be required to be pledged as security if the pledge of a greater percentage would result in material increased tax liabilities for the Borrower and its subsidiaries on a consolidated basis.

(b)   All present and future property and assets, real and personal, tangible and intangible, of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, deposit accounts, owned real estate, leaseholds (to the extent liens on such leaseholds can be obtained using commercially reasonable efforts), fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, commercial tort claims, letter of credit rights, supporting obligations and cash. In lieu of granting liens on motor vehicles, trailers, etc. (collectively, “Motor Vehicles”), all assets, liabilities and operations of Swift Arizona (other than the Motor Vehicles and certain real estate (to be mutually agreed upon)) may be transferred to other operating subsidiaries of the Borrower reasonably satisfactory to the Lead Arranger (whether existing or newly-formed, “Opco Subs”). After giving effect to such transfer, Swift Arizona will (i) continue to be a wholly owned subsidiary of the

Company, (ii) have no business other than holding title to the Motor Vehicles and such real estate and leasing such assets to the Opco Subs on an arms-length basis, (iii) hold no assets other than such Motor Vehicles, real property and related leases, and (iv) have substantially no creditors other than pursuant to the Facility and as may arise by operation of law. The Borrower, all Guarantors (other than Swift Arizona) and all Opco Subs will guaranty and indemnify Swift Arizona in respect of any liabilities or other obligations transferred to the Opco Subs.

(c) All proceeds and products of the property and assets described in clauses (a) and (b) above.

Notwithstanding the foregoing, the Administrative Agent may agree to exclude particular assets from the collateral where it determines that the cost of perfecting a security interest, lien or mortgage is excessive in relation to the benefit afforded to the Lenders thereby.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Facilities and the Second Lien Facility will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”).

Interest Rates and Letter of Credit Fees:

At the option of the Borrower, Loans may be maintained from time to time as (i) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (ii) Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period.

“Base Rate” shall mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the “prime rate” (or equivalent), in each case as in effect from time to time.

The “Applicable Margin” means at any time for Loans outstanding under the First Lien Facilities (x) for the first two full fiscal quarters after the Closing Date, 2.75% in the case of Loans maintained as Eurodollar Loans and 1.75% in the case of Loans maintained as Base Rate Loans, and (y) thereafter, the applicable percentage determined in accordance with step-ups and step-downs based on the ratio of total debt to EBITDA of the Borrower in amounts and levels to be mutually agreed upon.

In addition to customary fronting and issuing fees to be mutually agreed upon, a fee (the “Letter of Credit Fee”) equal to 2.25% will accrue on the stated amount of each Letter of Credit.

During the continuance of any payment or bankruptcy event of default under the First Lien Loan Documentation, the Applicable Margin on all obligations owing under the First Lien Loan Documentation and the Letter of Credit Fee shall increase by 2% per annum.

Interest periods of 1, 2, 3 and 6, and, if available to all First Lien Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

Interest in respect of Base Rate Loans and the Letter of Credit Fee with respect to Letters of Credit shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest and Letter of Credit Fees, as the case may be, will also be payable at the time of repayment of any Loans, drawing under a Letter of Credit and at maturity, as applicable. All interest, commitment fee and other fee calculations shall be based on a 360-day year (or 365 or 366 days, as the case may be, in the case of Base Rate Loans).

Administrative Agent Fees:	The Lead Arranger and the Administrative Agent shall receive such fees as have been separately agreed upon with Mr. Moyes.

Unused Commitment Fees:
Commencing on the Closing Date, a non-refundable fee (the “Commitment Fee”) in the amount of 0.50% per annum will accrue on the daily average unused portion of the Revolving Credit Facility commitments (whether or not then available), payable quarterly in arrears and on the final maturity of the Revolving Credit Facility (whether by stated maturity or otherwise).

Voluntary Commitment Reductions:	Voluntary reductions to the unutilized portion of the First Lien Facilities, including the Revolving Credit Facility, may be made from time to time by the Borrower without premium or penalty.

Voluntary Prepayment:
The Borrower may, upon at least one business day’s notice in the case of Base Rate Loans and three business days’ notice in the case of Eurodollar Loans, prepay, in full or in part, the First Lien Facilities without premium or penalty; provided, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof; provided further that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the First Lien Lenders resulting therefrom.

Mandatory Prepayment and Commitment Reduction:

The First Lien Facilities will be subject to the following mandatory prepayments: (i) 75% of excess cash flow (to be defined in a manner satisfactory to the Borrower and the Lead Arranger, and subject to mutually agreed step-downs and exclusions), (ii) 100% of proceeds from permitted asset sales (or insurance proceeds) in each fiscal year (subject to reinvestment baskets to be determined and excluding sales in the ordinary course of business and other agreed baskets), (iii) 100% of proceeds from the sale or issuance of debt securities (subject to certain exceptions including ordinary course borrowings under any of the Facilities) and (iv) until repayment in full of the Term Loan Facility and the Second Lien Facility, 75% of proceeds from the sale or issuance of equity securities (subject to certain agreed exceptions, including the exercise of employee stock options and intercompany transactions). In each case above, such amounts shall be applied first to the next eight installments or amortization payments due under the First Lien Facilities, and thereafter in inverse order of the remaining amortization payments of the Term Loans, then to the Second Lien Facility and then to the repayment of outstanding principal amounts under the Revolving Facility (but without a reduction in the Revolving Facility Commitment Amount). Notwithstanding the foregoing, in the case of (i) above and with respect to Eurodollar Loans, unless a mandatory prepayment date in respect of excess cash flow occurs on an interest payment date for Eurodollar Loans, the Borrower shall be permitted to delay such mandatory prepayment until the next such succeeding interest payment date.

Documentation:
The commitments will be subject to the negotiation, execution and delivery of definitive financing agreements and ancillary instruments and documents (the “First Lien Loan Documentation”), which documentation will be consistent with the terms of the Commitment Documents and in customary form for similar secured financings, in each case prepared by counsel to the Lead Arranger and reasonably acceptable to Holdings and the Borrower. The First Lien Loan Documentation shall not contain (i) any material conditions precedent other than the conditions precedent set forth in the

Commitment letter or in Exhibit C to the Commitment Letter or (ii) any material representation, warranty, affirmative or negative covenant, or event of default not set forth in the Commitment Letter or the Exhibits thereto.

Conditions Precedent to Initial Extension of Credit:	No conditions other than those set forth in Exhibit C.

Conditions Precedent to Each Extension of Credit other than Initial Extension of Credit:

There shall exist no default under any of the First Lien Loan Documentation, and the representations and warranties of the Borrower and each of the Guarantors therein shall be true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit (it being understood and agreed that the only conditions precedent to the availability of the Facilities on the Closing Date shall be those set forth on Exhibit C).

Representations and Warranties:
Those customarily found in credit agreements for similar secured financings, including, without limitation, (i) for the purpose of the initial extension of credit, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) since September 30, 2006 and (ii) for the purpose of each extension of credit subsequent to the initial extension of credit, the absence of a material adverse change in the business, financial condition, operations, performance or properties of each of the Company and IEL and their respective subsidiaries, taken as a whole.

Covenants:
Those affirmative, negative and financial covenants (applicable to the Borrower and the Borrower’s subsidiaries) customarily found in credit agreements for similar secured financings (with usual and customary baskets, exceptions and qualifications as may be mutually agreed upon in the First Lien Loan Documentation), including, without limitation:

(a) Affirmative Covenants:

1. compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
2. payment of taxes and other obligations;
3. maintenance of appropriate and adequate insurance;
4. preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals;
5. visitation and inspection rights;
6. keeping of proper books in accordance with generally accepted accounting principles;
7. maintenance of properties;
8. performance of leases, related documents and other material agreements;

9. use of proceeds;
10. further assurances as to perfection and priority of security interests;
11. customary financial and other reporting requirements; and
12. maintaining ratings with S&P and Moody’s.

(b) Negative Covenants - Restrictions on:

1. liens (other than liens securing the First Lien Facilities and the Second Lien Facility);

2.  debt (with exceptions for the Second Lien Facility), guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the First Lien Lenders);

3. mergers and consolidations;
4. sales, transfers and other dispositions of assets (other than sales and trade-ins in the ordinary course of business);
5. loans, acquisitions, joint ventures and other investments;

6.  dividends and other distributions to stockholders (subject to required distributions (i) in an amount equal to (x) the net amount of federal and state cash income taxes the Company’s consolidated group would have paid at statutory rates as a C-corporation, less (y) any such taxes actually paid by the Company or any member of its consolidated group in states that do not recognize S-corporations, but only in the event that Holdings and the Company are structured as S-corporations and without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution, (ii) in an amount equal to the actual cash amount of interest due and payable under the Shareholder Loan, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on any such required distribution; provided that the proceeds of such distribution shall be immediately applied to the payment of such interest, and (iii) in an amount equal to the actual cash amount of principal due and payable under the Shareholder Loan, if any, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on any such required distribution; provided, that no such distributions shall be made pursuant to this clause (iii) until the outstanding principal amount under the Second Lien Facility has been reduced to an amount not in excess of the principal amount outstanding under the Shareholder Loan, and then only to the extent the distribution is immediately applied by the Shareholders to reduce the Shareholder Loan and then, immediately thereafter, the proceeds are used by the Borrower to reduce the outstanding principal under the Second Lien Facility);

7. repurchasing shares of capital stock;
8. prepaying, redeeming or repurchasing debt;

9. capital expenditures;
10. transactions with affiliates;
11. granting negative pledges other than to the First Lien Lenders and under the Second Lien Facility;
12. changing the nature of its business;
13. amending organizational documents, or amending or otherwise modifying any material debt or any related document; and
14. changing accounting policies or reporting practices.

The Company will not be permitted to engage in any activities other than owning the capital stock of Swift Arizona and certain other entities to be mutually agreed upon, declaring and paying the dividends contemplated above, guaranteeing the Facilities, consummating the Transaction and such other activities as may be reasonably incidental to the foregoing.

(c) Financial Covenants - Maintenance of:

1. a maximum ratio of total debt to EBITDA; and

2. a minimum ratio of EBITDA to interest expense.

The foregoing financial covenants shall not take effect until immediately following the Closing Date, and shall be the only material financial covenants, and the terms and ratios shall be defined in a manner satisfactory to the Borrower and the Lead Arranger. Each financial covenant will be calculated on a consolidated basis for the period of four consecutive fiscal quarters preceding the applicable measurement date for such financial covenant (which period will include fiscal quarters preceding the Closing Date with respect to calculations made prior to the first anniversary of such date); provided, however, that (i) EBITDA will be determined on a “last twelve month” basis (including months ended prior to the Closing Date for calculations prior to the first anniversary of such date), and (ii) the calculation of interest expense in such measurements and covenants will be determined on an annualized basis).

Events of Default:
Those customarily found in credit agreements for similar secured financings (including customary and reasonable grace periods, notice periods, monetary thresholds and other qualifications to be mutually agreed upon), including, without limitation:

1. failure to pay principal when due, or to pay interest or other amounts within three business days after the same becomes due, under the First Lien Loan Documentation;

2. any representation or warranty proving to have been

materially incorrect when made or confirmed;

3. failure to perform or observe covenants set forth in the First Lien Loan Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;

4. cross-defaults to other indebtedness in an amount to be agreed in the First Lien Loan Documentation;

5. bankruptcy and insolvency defaults (with a grace period for involuntary proceedings);

6. monetary judgment defaults in an amount to be agreed in the First Lien Loan Documentation and nonmonetary judgment defaults that are reasonably likely to cause a Material Adverse Change;

7. impairment of First Lien Loan Documentation or security;

8. change of ownership or operating control; and

9. standard ERISA defaults.

Interest Rate Protection:
The Borrower shall obtain interest rate protection in form and with parties acceptable to the First Lien Lenders for a notional amount to be agreed in the final First Lien Loan Documentation and for a period of three years.

Expenses:
The Borrower shall pay all of the Administrative Agent’s and the Lead Arranger’s reasonable due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent or the Lead Arranger (including the reasonable fees and expenses of one counsel for the Lead Arranger and one local counsel in each relevant jurisdiction), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the First Lien Loan Documentation (including, without limitation, fees and expenses incurred in connection with the preparation of the First Lien Loan Documentation (and waivers or amendments thereto) or the “work-out” or restructuring of the obligations). The Borrower shall also pay the expenses of the Administrative Agent, the Lead Arranger and the First Lien Lenders in connection with the enforcement of any of the First Lien Loan Documentation.

Indemnity:
The First Lien Loan Documentation will contain customary indemnity provisions pursuant to which the Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each First Lien Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the First Lien Facilities, and will include a customary carve-out in respect of negligence, bad faith and willful misconduct of any such indemnified person.

Required Lenders:	First Lien Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the First Lien Facilities

Waivers & Amendments:
Amendments and waivers of the provisions of the First Lien Loan Documentation will require the approval of the Borrower and the Required Lenders, except that the consent of all affected First Lien Lenders will be required with respect to certain customary issues, including but not limited to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of stated final maturity dates, and (iv) releases of all or substantially all of the collateral or any material guarantee.

Assignments and Participations:
Assignments may be non-pro rata and must be to Eligible Assignees (to be defined) and, in each case other than an assignment to a First Lien Lender or an assignment of the entirety of a First Lien Lender’s interest in the First Lien Facilities, in a minimum amount of $1,000,000. Each First Lien Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the First Lien Loan Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the First Lien Loan Documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Taxes:
All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the First Lien Lender’s applicable lending office). The Borrower will indemnify the First Lien Lenders and the Administrative Agent for such taxes paid by the First Lien Lenders or the Administrative Agent.

Miscellaneous:
Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting First Lien Lender and replacement lender provisions, waiver of jury trial, and submission to jurisdiction provisions.

Governing Law:	New York.

Counsel for Morgan Stanley:	Mayer, Brown, Rowe & Maw LLP.

EXHIBIT B
SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE SECOND LIEN FACILITY*

I. The Parties

Borrower:	Same as the First Lien Facilities.

Lead Arranger:	Morgan Stanley.

Syndication Agent:	Morgan Stanley.

Administrative Agent:	Morgan Stanley.

Lenders:	Morgan Stanley and a syndicate of financial institutions and institutional lenders arranged by Morgan Stanley in consultation with the Borrower (the “Second Lien Lenders”).

Guarantors:	Same as the First Lien Facilities.

II. Description of Second Lien Facility

General Description of Second Lien Facility:

A maximum amount of $835,000,000 in senior, second-priority secured financing to be provided to the Borrower pursuant to a term loan facility (the “Second Lien Facility”). Loans made under the Second Lien Facility are herein collectively referred to as “Second Lien Loans”. Exhibit A sets forth, among other things, a summary of certain terms and conditions of a senior, first-priority secured financing facility to be provided to the Borrower (the “First Lien Facilities”).

Maturity and Amortization:
The final maturity of the Second Lien Facility shall be the eighth anniversary of the Closing Date (as defined below) (“Second Lien Maturity Date”). The Second Lien Loans shall not amortize and shall be repaid in full on the Second Lien Maturity Date.

Use of Proceeds:
Proceeds of the Second Lien Loans, together with proceeds of term loans under the First Lien Facilities, shall be used solely to finance, in part, the Transaction, including the Acquisition. Up to $560,000,000 of the proceeds borrowed under the Second Lien Facility and/or the term loan facility under the First Lien Facilities may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers, the

____________________

*
Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”), to which this summary is attached, and Exhibits A and B thereto. This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities.

proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan will be secured by all capital stock of Holdings held by the Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Purchasers.

Availability:	Second Lien Loans may only be borrowed on the Closing Date. No amount of Second Lien Loans once repaid may be reborrowed.

III. General Terms Applicable to the Second Lien Facility

Closing Date:	The date of the initial credit extension under the Second Lien Facility, which date shall occur on or before the date that is 120 days after the date of this letter.

Security:
Subject to the Intercreditor Agreement, the Second Lien Facility and the guarantees in respect thereof will be secured on a second-priority basis (subordinate only to the First Lien Facilities and any permitted additions thereto or refinancings thereof) by substantially all of the assets that secure the First Lien Facilities.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Facilities and the Second Lien Facility will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”).

Interest Rates:
At the option of the Borrower, Second Lien Loans may be maintained from time to time as (i) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (ii) Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period.

“Base Rate” shall mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the “prime rate” (or equivalent), in each case as in effect from time to time.

The “Applicable Margin” means at any time 6.25% in the case of Second Lien Loans maintained as Eurodollar Loans and 5.25% in the case of Second Lien Loans maintained as Base Rate Loans.

During the continuance of any payment or bankruptcy event of default under the Second Lien Loan Documentation, the Applicable Margin on all obligations owing under the Second

Lien Loan Documentation shall increase by 2% per annum.

Interest periods of 1, 2, 3 and 6, and, if available to all Second Lien Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Second Lien Loans, and at maturity. All interest and other fee calculations shall be based on a 360-day year (or 365 or 366 days, as the case may be, in the case of Base Rate Loans).

Arranger and Administrative Agent Fees:	The Lead Arranger and the Administrative Agent shall receive such fees as have been separately agreed upon with Mr. Moyes.

Voluntary Prepayment:
Following repayment of all term loans outstanding under the First Lien Facilities, the Borrower may, upon at least one business day’s notice in the case of Base Rate Loans and three business days’ notice in the case of Eurodollar Loans, prepay, in full or in part, the Second Lien Facility without premium or penalty other than the payment of the Call Premium (as defined below); provided, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof; provided further that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the Second Lien Lenders resulting therefrom.

Prepayment Premiums:
Prepayments of the Second Lien Facility (other than mandatory prepayments from excess cash flow) will be subject to the following prepayment premiums (expressed as a percentage of the outstanding principal amount of the Second Lien Facility that is set forth opposite the relevant period from the Closing Date indicated below (the “Call Premium”)):

Period	Percentages

Year 0-1	2%
Year 1-2	1%
Thereafter	No premium

Mandatory Prepayments:
Following repayment of all term loans outstanding under the First Lien Facilities, the Second Lien Loans will be repaid with the proceeds of the same mandatory prepayments that would otherwise be used to repay the First Lien Facilities.

Documentation:
The commitments will be subject to the negotiation, execution and delivery of definitive financing agreements and ancillary instruments and documents (the “Second Lien Loan Documentation”), which documentation will be consistent with the terms of the Commitment Documents and in customary form for similar secured financings, in each case prepared by counsel to the Lead Arranger and reasonably acceptable to Holdings and the Borrower. The Second Lien Loan Documentation shall not contain (i) any material conditions precedent other than the conditions set forth in the Commitment Letter or in Exhibit C to the Commitment Letter or (ii) any material representation, warranty, affirmative or negative covenant, or event of default not set forth in the Commitment Letter or the Exhibits thereto.

Conditions Precedent to Borrowing:	No conditions other than those set forth in Exhibit C.

Representations and Warranties:
Same as the First Lien Facilities (it being understood and agreed that, except for the conditions precedent described in Exhibit C, the only representations and warranties that shall be a condition to the availability of the Facilities on the Closing Date shall be the Specified Representations).

Covenants:
Those affirmative, negative and financial covenants (applicable to the Borrower and the Borrower's subsidiaries) customarily found in credit agreements for similar secured financings (with usual and customary baskets, exceptions and qualifications as may be mutually agreed upon in Second Lien Loan Documentation), including, without limitation:

(a) Affirmative Covenants:

1. compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
2. payment of taxes and other obligations;
3. maintenance of appropriate and adequate insurance;
4. preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals;
5. visitation and inspection rights;
6. keeping of proper books in accordance with generally accepted accounting principles;
7. maintenance of properties;
8. performance of leases, related documents and other material agreements;
9. use of proceeds;

10. further assurances as to perfection and priority of security interests;
11. customary financial and other reporting requirements; and
12. maintaining ratings with S&P and Moody’s.

(b) Negative Covenants - Restrictions on:

1. liens (other than liens securing the First Lien Facilities and the Second Lien Facility);

2.    debt (with exceptions for the First Lien Facilities), guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Second Lien Lenders);

3. mergers and consolidations;
4. sales, transfers and other dispositions of assets (other than sales and trade-ins in the ordinary course of business);
5. loans, acquisitions, joint ventures and other investments;

6.    dividends and other distributions to stockholders (subject to required distributions (i) in an amount equal to (x) the net amount of federal and state cash income taxes the Company’s consolidated group would have paid at statutory rates as a C-corporation, less (y) any such taxes actually paid by the Company or any member of its consolidated group in states that do not recognize S-corporations, but only in the event that Holdings and the Company are structured as S-corporations and without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution, (ii) in an amount equal to the actual cash amount of interest due and payable under the Shareholder Loan, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distributions; provided that the proceeds of such distribution shall be immediately applied to the payment of such interest, and (iii) in an amount equal to the actual cash amount of principal due and payable under the Shareholder Loan, if any, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution; provided, that no such distributions shall be made pursuant to this clause (iii) until the outstanding principal amount under the Second Lien Facility has been reduced to an amount not in excess of the principal amount outstanding under the Shareholder Loan, and then only to the extent the distribution is immediately applied by the Shareholders to reduce the Shareholder Loan and then, immediately thereafter, the proceeds are used by the Borrower to reduce the outstanding principal under the Second Lien Facility);

7. repurchasing shares of capital stock;
8. prepaying, redeeming or repurchasing debt;
9. capital expenditures;

10. transactions with affiliates;
11. granting negative pledges other than to the Second Lien Lenders and under the First Lien Facilities;
12. changing the nature of its business;
13. amending organizational documents, or amending or otherwise modifying any material debt or any related document; and
14. changing accounting policies or reporting practices.

The Company will not be permitted to engage in any activities other than owning the capital stock of Swift Arizona and certain other entities to be mutually agreed upon, declaring and paying the dividends contemplated above, guaranteeing the Facilities, consummating the Transaction and such other activities as may be reasonably incidental to the foregoing.

(c) Financial Covenants - Maintenance of:

1. a maximum ratio of total debt to EBITDA; and

2. a minimum ratio of EBITDA to interest expense.

The foregoing financial covenants shall track the financial covenants in the First Lien Facilities, but in each case shall provide for an additional ten percent (10%) cushion. The foregoing financial covenants shall not take effect until immediately following the Closing Date, and shall be the only material financial covenants, and the terms and ratios shall be defined in a manner satisfactory to the Borrower and the Lead Arranger. Each financial covenant will be calculated on a consolidated basis for the period of four consecutive fiscal quarters preceding the applicable measurement date for such financial covenant (which period will include fiscal quarters preceding the Closing Date with respect to calculations made prior to the first anniversary of such date); provided, that (i) EBITDA will be determined on a “last twelve month” basis (including months ended prior to the Closing Date for calculations prior to the first anniversary of such date), and (ii) the calculation of interest expense in such measurements and covenants will be determined on an annualized basis).

Events of Default:
Those customarily found in credit agreements for similar secured financings (including customary and reasonable grace periods, notice periods, monetary thresholds and other qualifications to be mutually agreed upon), including, without limitation:

1. failure to pay principal when due, or to pay interest or other amounts within three business days after the same becomes due, under the Second Lien Loan Documentation;

2. any representation or warranty proving to have been materially incorrect when made or confirmed;

3.     failure to perform or observe covenants set forth in the Second Lien Loan Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;

4.     cross-defaults to other indebtedness in an amount to be agreed in the Second Lien Loan Documentation (provided that cross default to the First Lien Facilities shall require the passage of 45 days without the cure or waiver of the relevant default);

5. bankruptcy and insolvency defaults (with a grace period for involuntary proceedings);

6. monetary judgment defaults in an amount to be agreed in the Second Lien Loan Documentation and nonmonetary judgment defaults that are reasonably likely to cause a Material Adverse Change;

7. impairment of Second Lien Loan Documentation or security;

8. change of ownership or operating control; and

9. standard ERISA defaults.

Interest Rate Protection:	Same as the First Lien Facilities.

Expenses:
The Borrower shall pay all of the Administrative Agent’s and the Lead Arranger’s reasonable due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent or the Lead Arranger (including the fees and expenses of one counsel for the Lead Arranger and one local counsel in each relevant jurisdiction), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the Second Lien Loan Documentation (including, without limitation, fees and expenses incurred in connection with the preparation of the Second Lien Loan Documentation (and waivers or amendments thereto) or the “work-out” or restructuring of the obligations). The Borrower shall also pay the expenses of the Administrative Agent, the Lead Arranger and the Second Lien Lenders in connection with the enforcement of any of the Second Lien

Loan Documentation.

Indemnity:
The Second Lien Loan Documentation will contain customary indemnity provisions pursuant to which the Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Second Lien Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the Second Lien Facility, and will include a customary carve-out for negligence, bad faith and willful misconduct of any such indemnified person.

Required Lenders:	Second Lien Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans under the Second Lien Facility.

Waivers &Amendments:
Amendments and waivers of the provisions of the Second Lien Documentation will require the approval of the Borrower and the Required Lenders, except that the consent of all affected Second Lien Lenders will be required with respect to certain customary issues, including but not limited to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of stated final maturity dates, and (iv) releases of all or substantially all of the collateral or any material guarantee.

Assignments and Participations:
Assignments may be non-pro rata and must be to Eligible Assignees (to be defined) and, in each case other than an assignment to a Second Lien Lender or an assignment of the entirety of a Second Lien Lender’s interest in the First Lien Facilities, in a minimum amount of $1,000,000. Each Second Lien Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the First Lien Loan Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the Second Lien Loan Documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Taxes:
All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Second Lien Lender’s applicable lending office). The Borrower will indemnify the Second Lien Lenders and the Administrative Agent for such taxes paid by the Second Lien Lenders or the Administrative Agent.

Miscellaneous:	Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting Second Lien Lender and replacement lender provisions, waiver of jury trial, and submission to jurisdiction provisions.

Governing Law:	New York.

Counsel for Morgan Stanley:	Mayer, Brown, Rowe & Maw LLP.

EXHIBIT C

CONDITIONS PRECEDENT TO CLOSING

Except as otherwise set forth below or in the Commitment Letter, the initial credit extensions under each of the Facilities shall be subject to the satisfaction of each of the following conditions precedent:

1.
The Merger shall be consummated pursuant to the Merger Agreement concurrently with the funding of the Facilities. The Merger Agreement shall not be (and shall not have been) amended or modified, nor shall any conditions precedent set forth therein be (nor shall they have been) amended or waived (in whole or in part), in any manner that is adverse to the Lenders in any material respect (in the reasonable judgment of the Lead Arranger) without the consent of the Lead Arranger).

2.
With respect to the First Lien Facilities, customary First Lien Loan Documentation, including a credit agreement incorporating substantially the terms and conditions outlined in Exhibit A in form and substance reasonably satisfactory to the Lead Arranger, shall have been executed and delivered (it being understood that as of the date of the Commitment Letter the terms and conditions of the First Lien Loan Documentation contained in such Exhibits are satisfactory), together with customary closing documentation, and no default shall exist under the First Lien Loan Documentation.

3.
With respect to the Second Lien Facility, customary Second Lien Loan Documentation, including a credit agreement incorporating substantially the terms and conditions outlined in Exhibit B in form and substance reasonably satisfactory to the Lead Arranger shall have been executed and delivered (it being understood that as of the date of the Commitment Letter the terms and conditions of the Second Lien Loan Documentation contained in such Exhibits are satisfactory), together with customary closing documentation, and no default shall exist under the Second Lien Loan Documentation.

4.	The Rollover Equity Investment shall have been made or shall be made concurrently with the funding of the Facilities.

5.
The Borrower shall have delivered a certificate in form and substance reasonably satisfactory to the Lenders, attesting to the solvency of the Borrower and the Guarantors, taken as a whole, immediately before and immediately after giving effect to the Merger, from the chief financial officer of the Borrower.

6.
The Lenders shall have received all customary closing certificates, documents and instruments, including (i) satisfactory customary opinions of counsel and (ii) such customary corporate resolutions, certificates and other documents as the Lenders shall reasonably request.

7.
All costs, fees and expenses of the Lead Arranger and the Lenders (including the fees and expenses of one counsel for the Lead Arranger and one local counsel in each relevant jurisdiction) and the fees due to the Lead Arranger under any fee letter shall have been paid on the Closing Date out of proceeds from the Term Loan Facility and/or the Second Lien Facility (except to the extent that the Lead Arranger agrees and the Borrower directs that such costs, fees and expenses be paid from proceeds drawn under the Revolving Facility on the Closing Date; provided that the Lead Arranger agrees to make amounts available under the Revolving Facility to the extent funds are necessary to pay additional fees (or to cover shortfalls resulting from loans made subject to “original issue discount”), in each case as a result of the exercise of any “market flex” provisions relating to the terms of the Facilities).

8.
Mr. Moyes and Saint Corporation shall have complied in all material respects with the following obligations set forth in the Commitment Letter: (i) not to appoint any other arrangers, book runners, agents or co-agents, or pay any additional fees in connection with the Facilities without Morgan Stanley’s prior written consent; (ii) to cooperate with Morgan Stanley in its effort to achieve a successful syndication, including by (x) providing information reasonably requested by Morgan Stanley, (y) assisting Morgan Stanley in the preparation of an Information Memorandum and (z) attending and participating in meetings with prospective lenders; (iii) to use commercially reasonable efforts to ensure that Morgan Stanley’s syndication efforts benefit from the lending relationships of the Company and its subsidiaries; (iv) to meet with Morgan Stanley, S&P and Moody’s at least 35 days prior to the Closing Date for purposes of obtaining ratings on the Facilities, and to use commercially reasonable efforts to obtain such ratings; (v) except as expressly provided in the Commitment Letter, not to permit any financings (other than the Facilities) for the Borrower, the Company, Swift Arizona, IEL or any of their respective subsidiaries or affiliates which Morgan Stanley reasonably determines would have an adverse effect on the syndication of the Facilities; (vi) to update or supplement the Information, Projections or other information from time to time as required pursuant to the Commitment Letter; (vii) to indemnify and hold harmless the Indemnified Persons, and not to consent to judgment, settle, compromise, etc. any indemnifiable claim, in each case except to the extent set forth in the Commitment Letter; and (viii) to maintain the confidentiality of the Commitment Documents, as provided in the Commitment Letter.

9.	Morgan Stanley shall have been afforded a period of at least 20 consecutive days following the launch of the general syndication of the Facilities to syndicate the Facilities.

10.
The Borrower shall have delivered a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending at the most recent fiscal quarter ending at least 45 days prior to the Closing Date prepared after giving effect to the Transaction (including the Merger but excluding the IEL Equity Contribution) as if the Transaction (including the Merger but excluding the IEL Equity Contribution had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), in each case which financial statements shall be in a form consistent with the financial statements or forecasts previously provided to the Lead Arranger by the Company.

11.	The Borrower shall have delivered evidence that the Company’s adjusted EBITDA for the year ended December 31, 2006 shall be no less than $481,900,000.

12.
Except to the extent set forth in the forms, reports and other documents, including financial statements contained therein and any exhibits thereto, filed by the Company with the Securities and Exchange Commission since September 30, 2006 but prior to the date hereof, or otherwise disclosed by the Borrower in writing to the Lead Arranger prior to the execution of the definitive Loan Documentation, since September 30, 2006, there shall not have been any Company Material Adverse Effect (as defined in the Merger Agreement) or any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

13.
At least five business days prior to the Closing Date, the Lead Arranger shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

14.
Notwithstanding anything in the Commitment Letter or Term Sheets or any other agreement or undertaking to the contrary, (i) the Loan Documentation shall provide that the only representations and warranties the accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) the Specified Representations (as defined below) and (B) the representations and warranties relating to Holdings and the Company set forth in the Merger Agreement that are material to the Lenders to the extent and only to the extent that such breach gives Holdings the right to terminate its obligations under the Merger Agreement (without giving effect to any waiver, amendment or other modification to such condition or any such representation or warranty contained in the Merger Agreement in a manner adverse to the Lenders in any material respect effected without the consent of the Lead Arranger), and (ii) the terms of the definitive documentation for the Loan Documentation shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions expressly set forth in this Exhibit C are satisfied (it being understood that, to the extent a perfected security interest in any assets of the Company the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement or the delivery of certificated securities of the Company or its subsidiaries (exclusive of any securities of IEL or any of its subsidiaries) is not able to be provided on the Closing Date after the Borrower’s use of commercially reasonable efforts to do so, the providing of a perfected security interest in such assets shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but a perfected security interest in such assets shall be required to be provided after the Closing Date pursuant to arrangements to be mutually agreed between the Borrower and the Lead Arranger). For purposes hereof, “Specified Representations” means those representations and warranties that are customary to be set forth in the definitive credit documentation relating to authorization, organization, corporate power and authority, the enforceability of the definitive documentation as relating to the Facilities (and execution and delivery thereof, and consummation of the financing contemplated thereby, not violating applicable laws, agreements or constitutional documents), the Federal Reserve margin regulations, and the Investment Company Act of 1940, as amended, and (except as aforesaid) the validity, priority and perfection of security interests in the collateral (it being understood that no representation will be a condition to closing or to the availability of the Facilities on the Closing Date if it relates to (x) the validity, perfection or priority of any security interest in any asset that is not an asset of the Company of any of its subsidiaries immediately prior to the Closing Date, (y) the perfection of any security interest in any assets which cannot be perfected by means of the filing of a UCC financing statement (other than the delivery of certificated securities of the Company or any of its subsidiaries (exclusive of any securities of IEL or any of its subsidiaries) immediately after giving effect to the Merger), or (z) the priority of any security interests in any assets, unless such representation contains those exceptions and qualifications for permitted liens which are customarily included in secured acquisition financings for public companies similar to the Company).

Exhibit 4

GUARANTEE

Guarantee, dated as of January 19, 2007 (this “Guarantee”), by Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (the “Trust”), (each a “Guarantor” and together the “Guarantors”), in favor of Swift Transportation Co., Inc., a Nevada corporation (the “Guaranteed Party”). The Guarantee shall be binding on the estate of Jerry Moyes and his heirs and the successors of the Trust. Capitalized terms used herein without definition have the meanings given to them in the Merger Agreement (as defined below).

1.     GUARANTEE. To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between the Guaranteed Party, Saint Corporation, a Nevada corporation ("Parent"), and Saint Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of Parent, pursuant to which MergerCo will merge with and into the Guaranteed Party, the Guarantors hereby absolutely, unconditionally and irrevocably, and jointly and severally guarantee to the Guaranteed Party, the due and punctual payment of the applicable Termination Fee, if and when due pursuant to the Merger Agreement (the “Obligation”). Provided that in no event shall the Guarantors’ liability under this Guarantee exceed the applicable Termination Fee, and the Guarantors shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Guarantee other than as expressly set forth herein.

2.     NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligation in the event that either Parent or MergerCo becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ Obligation hereunder. In the event that any payment to the Guaranteed Party hereunder is rescinded or must otherwise be returned for any reason whatsoever, each Guarantor shall remain liable hereunder as if such payment had not been made (subject to the terms hereof). This is an unconditional guarantee of payment and not of collectibility.

3.     TERMS OF GUARANTEE. (a) Notwithstanding any other provision of this Guarantee, the Company hereby agrees that (i) the Guarantors may assert, as a defense to any payment or performance by the Guarantors under this Guarantee, any claim, set-off, deduction or defense that Parent or MergerCo could assert against the Company under the terms of the Merger Agreement or that could otherwise be asserted by Parent or MergerCo against the Company in any action by the Company against Parent or MergerCo and (ii) any failure by the Company to comply with the terms of the Merger Agreement, including, without limitation, any breach by the Company of the representations and warranties contained therein or in any of the agreements, certificates and other documents required to be delivered by the Company pursuant to the terms of the Merger Agreement (whether such breach results from fraud, intentional misrepresentation or otherwise), that would relieve Parent or MergerCo of its obligations under the Merger Agreement shall likewise relieve the Guarantors of their obligations under this Guarantee.

(b)     Each Guarantor hereby covenants and agrees that it shall not institute, and shall cause its subsidiaries and affiliates not to institute, any proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). Notwithstanding anything to the contrary contained in this Guarantee, the Guaranteed Party hereby agrees that to the extent Parent and MergerCo are relieved of their Obligation under the Merger Agreement, each Guarantor shall be similarly relieved of its Obligation under this Guarantee.

4.     REPRESENTATIONS AND WARRANTIES; COVENANTS. (a) Each Guarantor represents and warrants to the Guaranteed Party that: (i) such Guarantor has the requisite capacity and authority to execute and deliver this Guarantee and to fulfill and perform such Guarantor’s obligations hereunder; (ii) this Guarantor has been duly and validly executed and delivered by such Guarantor and constitutes a legal, valid and binding agreement of such Guarantor enforceable by the Guaranteed Party against him, her or it in accordance with its terms; (iii) the execution, deliver and performance of this Guarantee by such Guarantor do not and will not require any consent, approval or other authorization of, or filing with or notification to any Governmental Entity; (iv) the execution, delivery and performance of this Guarantee by Guarantor do not and will not contravene or conflict with, or result in any violation or breach of, (A) any provision of the organization documents of such Guarantor, if applicable or (B) any Laws or Orders applicable to such Guarantor.

(b)     The Guarantors represent that as of the date hereof and at all times prior to the termination of this Guarantee they collectively own or will own assets, net of any liabilities, having a fair market value in excess of the amount of a Termination Fee, which assets are capable of being sold in order to generate proceeds sufficient to satisfy a Termination Fee.

5.     NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

6.     NO ASSIGNMENT. Neither this Guarantee nor any rights, interests or Obligation hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party hereto.

7.     NOTICES. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage

2

prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6):

if to the Guarantors:

Jerry Moyes 2710 E. Old Tower Road Phoenix, Arizona 85034 Phone: (602) 273-3770 Fax: (602) 275-3868 Attention: Jerry Moyes

with copies to:

Scudder Law Firm P.C., L.L.O. 411 South 13th Street, 2nd Floor Lincoln, NE 68508 Phone: (402) 435-3223 Fax: (402) 435-4239 Attention: Earl Scudder, Esq. Mark Scudder, Esq

Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 Phone: (212) 735-3000 Fax: (212) 735-2000 Attention: Stephen F. Arcano, Esq. Richard J. Grossman, Esq.

if to the Guaranteed Party:

Swift Transportation Co., Inc. 2200 South 75th Avenue Phoenix, AZ 85043 Phone: (602) 269-2700 Fax: (623) 907-7503 Attention: Robert Cunningham

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with copies to:

Sullivan & Cromwell 125 Broad Street New York, New York 10004 Phone: (212) 558-4000 Fax: (212) 558-3588 Attention: Stephen Kotran, Esq. Brian Hamilton, Esq.

8.     TERMINATION. Subject to the last sentence of Section 3(b), this Guarantee shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until the earlier of (a) the Closing of the Merger under the Merger Agreement, (b) termination of the Merger Agreement in a circumstance which does not result in any obligation on the part of Parent or MergerCo to pay the Company the Termination Fee, and (c) all amounts payable under this Guarantee have been paid in full.

9.     NO RECOURSE. The Guaranteed Party acknowledges that the sole asset of Parent is cash in a de minimis amount, and that no additional assets are expected to be contributed to Parent unless and until the Closing occurs. By its acceptance of the benefits of this Guarantee, the Guaranteed Party acknowledges and agrees that it has no right of recovery against, and no liability shall attach to, the Guarantors or any entity controlled by the Guarantors or any former, current or future director, officer, employee, agent, general or limited partner, trustee, beneficiary, manager, member, stockholder, affiliate or assignee of any of the foregoing (collectively, but not including the Guarantors, each a “Guarantor Affiliate”), through Parent or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover from the Guarantors (but not any Guarantor Affiliate) under and to the extent provided in this Guarantee and subject to the limitations described herein. Recourse against the Guarantors under and pursuant to the terms of this Guarantee shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantors and Guarantor Affiliates in respect of any liabilities or Obligation arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, the waivers and limitations contained in the preceding two sentences shall not be applicable in the event of any fraud or fraudulent conveyance by a Guarantor or in the event of any breach by a Guarantor of Section 4(b) hereof. Nothing set forth in this Guarantee shall affect or be construed to affect any liability of Parent or MergerCo to the Guaranteed Party or shall confer or give or shall be construed to confer or give to any person other than the Guaranteed Party (including any person acting in a representative capacity) any rights or remedies against any person, including each Guarantor, except as expressly set forth herein.

10.    GOVERNING LAW. This Guarantee, and all claims or causes of action based upon, arising out of or relating to this Guarantee or the negotiation, execution or performance of this Guarantee, shall be governed by, and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of laws provision or

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rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

11.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTEE OR THE ACTIONS OF EACH OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

12.    COUNTERPARTS. This Guarantee may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.    SUBROGATION. In the event that a Guarantor makes any payment to the Guaranteed Party pursuant to his, her or its Obligation, such Guarantor shall be subrogated to all rights available to Parent and MergerCo under the Merger Agreement, Voting Agreement, Debt Financing Letter and all other agreements related to the Merger.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Guarantee as of the date first above written.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:
Title:

By:	/s/ Vickie Moyes
Name:
Title:

SWIFT TRANSPORTATION CO., INC.

By:	/s/ Jock Patton
Name: Jock Patton
Title: Chairman

[SIGNATURE PAGE TO THE GUARANTEE]

Exhibit 5

AGREEMENT AND PLAN OF MERGER

by and among

SAINT CORPORATION

SAINT ACQUISITION CORPORATION

and

SWIFT TRANSPORTATION CO., INC.

Dated as of January 19, 2007

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 19, 2007, by and among Saint Corporation, a Nevada corporation (the “Parent”), Saint Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Parent (“MergerCo”), and Swift Transportation Co., Inc., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that MergerCo be merged with and into the Company, with the Company surviving the Merger (as defined herein) as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in the Merger, upon the terms and subject to the conditions set forth in this Agreement, each share of Common Stock, par value $0.001 per share, of the Company (the “Common Stock”), other than Excluded Shares (as defined herein) will be converted into the right to receive $31.55 per share in cash;

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has unanimously (excluding Jerry Moyes) (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders (other than the Contributing Stockholders (as defined below)), and declared it advisable to enter into this Agreement, (ii) adopted this Agreement and approved the Merger, upon the terms and subject to the conditions set forth herein and (iii) resolved to recommend that the stockholders of the Company approve this Agreement;

WHEREAS, the Boards of Directors of Parent and MergerCo have unanimously approved this Agreement and declared it advisable for Parent and MergerCo to enter into this Agreement;

WHEREAS, pursuant to the Equity Rollover Commitments (as defined herein) entered into as of the date of this Agreement, certain existing stockholders of the Company (the “Contributing Stockholders”) have committed to contribute Shares (as defined herein) and certain other assets to Parent immediately prior to the Effective Time in exchange for shares of capital stock of Parent;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, the Company, the Contributing Stockholders and certain Affiliates of the Contributing Stockholders have entered into a voting agreement (the “Voting Agreement”);

WHEREAS, the Company has amended the Rights Agreement, dated as of July 18, 2006, to render such agreement inapplicable to this Agreement, the Merger and other agreements entered into, and actions taken, in connection herewith (including, but not limited to, the Equity Rollover Commitments and the Voting Agreement);

WHEREAS, concurrently with the execution of this Agreement, Parent is delivering to the Company a Guarantee of Jerry Moyes, dated as of the date hereof, with respect to matters set forth therein;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I.

THE MERGER

Section 1.1     The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Nevada Revised Statutes (the “NRS”), at the Effective Time, (a) MergerCo will merge with and into the Company (the “Merger”), (b) the separate corporate existence of MergerCo will cease and the Company will continue its corporate existence under Nevada law as the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the NRS.

Section 1.2     Closing. Unless otherwise mutually agreed in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 10:00 a.m. local time as promptly as practicable, but not later than the tenth Business Day following the day on which the last condition set forth in Article VI is satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”).

Section 1.3     Effective Time. Subject to the provisions of this Agreement, as promptly as practicable following the Closing, the Company and MergerCo will cause articles of merger (“Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Nevada in accordance with Section 92A.200 of the NRS. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Nevada or at such later date or time as may be agreed by MergerCo and the Company in writing and specified in the Articles of Merger in accordance with the NRS (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4     Organizational Documents.

(a)     Articles of Incorporation. At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the articles of incorporation of MergerCo as in effect immediately prior to Effective Time and as so amended shall be the articles of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law.

(b)     Bylaws. At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to be in the form of (except with respect to the name of the Company) the bylaws of MergerCo, as in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law.

Section 1.5     Directors and Officers of Surviving Corporation. The directors of MergerCo and officers of the Company (other than those who MergerCo determines shall not remain as officers of the Surviving Corporation or those who submit their resignations as of or after the Effective Date) immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II.

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1     Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of MergerCo or the Company or the holder of any capital stock of MergerCo or the Company:

(a)     Cancellation of Certain Common Stock. Each share of Common Stock that is owned by the Company (as treasury stock or otherwise), Parent or MergerCo or any of their direct or indirect wholly owned Subsidiaries (other than Shares held on behalf of third parties) will be cancelled automatically and will cease to exist, and no consideration will be delivered in exchange therefor (each such Share, an “Excluded Share” and such Shares collectively, the “Excluded Shares”).

(b)     Conversion of Common Stock. Each share of Common Stock (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be converted into the right to receive $31.55 in cash, without interest (the “Merger Consideration”).

(c)     Cancellation of Shares. At the Effective Time, all Shares will no longer be outstanding and all Shares will be cancelled and will cease to exist, and each holder of a certificate formerly representing any such Shares (each, a “Certificate”) will cease to have any rights with respect thereto, except (in the case of Shares other than Excluded Shares) the right to receive the Merger Consideration, without interest, in accordance with Section 2.2.

(d)     Conversion of MergerCo Capital Stock. Each share of common stock, par value $0.001 per share, of MergerCo issued and outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock, par value $0.001 per share, of the Surviving Corporation.

(e)     No Dissenters’ Rights. Pursuant to Section 92A.390 of the NRS, no dissenters’ rights or rights of appraisal will apply in connection with the Merger.

Section 2.2     Surrender of Certificates. a) Paying Agent. Prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares), Parent will (i) designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof) in accordance with this Article II from time to time after the Effective Time. Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Paying Agent cash in the amount necessary for the payment of the Merger Consideration pursuant to Section 2.1(b) upon surrender of such Certificates (such cash being herein referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Parent.

(b)     Payment Procedures. As promptly as practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title to Certificates will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate will be entitled to receive in exchange therefor cash in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article II, and the Certificate so surrendered forthwith will be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c)     Withholding Taxes. The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares or holder of Stock Options or Company RSUs any amounts required to be deducted and withheld with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax law. With respect to any such payment to be made to any Person, to the extent required by Law, the Parent may withhold from such payment an amount equal to 10% thereof and pay over such amount to the Internal Revenue Service if such Person (i) has, at any time during the shorter of the periods described in section 897(c)(1)(A)(ii) of the Code and the Treasury Regulations thereunder, beneficially owned more than 5%, taking into account the constructive ownership rules described in section 897(c)(6)(C) of the Code and the Treasury Regulations thereunder, of the fair market value of any class of stock of the Company, and (ii) has not, prior to the time for making such payment, delivered to the Acquisition Sub a certificate, as contemplated under and meeting the requirements of section 1.1445-2(b)(2)(i) of the Treasury Regulations, to the effect that such Person is not a foreign Person within the meaning of the Code and applicable Treasury Regulations; provided, however, that Parent shall not make any withholding pursuant to the foregoing sentence if the Company has delivered to Parent prior to Closing a statement described in Treasury Regulations section 1445-2(c)(3) reasonably acceptable to Parent. With respect to the foregoing sentence, the Parent shall not be deemed to be in default of any of its obligations under this Agreement by virtue of having withheld such amount and the amount so withheld shall be deemed to have been paid to such Person for all purposes under this Agreement. Any amounts so deducted and withheld will be timely paid to the applicable Tax authority and will be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holders of Stock Options or Company RSUs, as the case may be, in respect of which such deduction and withholding was made.

(d)     No Further Transfers. After the Effective Time, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e)     Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates one year after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation for payment of his or her claims for Merger Consideration. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)     Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

Section 2.3     Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares, or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration will be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.4     Treatment of Stock Options and Other Equity Based Awards. a) Each option to purchase Shares, whether or not vested (collectively, the “Stock Options”), outstanding immediately prior to the Effective Time pursuant to the Company Benefit Plans will at the Effective Time be cancelled and the holder of such Stock Option, in full settlement of such Stock Option, will be entitled to receive from the Surviving Corporation an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Stock Option multiplied by (y) the number of Shares subject to such Stock Option (with the aggregate amount of such payment rounded up to the nearest whole cent). The holders of Stock Options will have no further rights in respect of any Stock Options from and after the Effective Time.

(b)     As of the Effective Time, each Company RSU, whether or not vested, that is outstanding immediately prior to the Effective Time will be cancelled and extinguished, and the holder thereof will be entitled to receive from the Surviving Corporation in respect of each such RSU an amount (subject to any applicable withholding tax) in cash equal to the Merger Consideration, without interest.

(c)     The Company shall take all actions with respect to the Company Employee Stock Purchase Plan (the “Company ESPP”), including, if appropriate, amending the terms of the Company ESPP, that are necessary to (i) cause the ending date of the Offering Period (as such term is defined in the Company ESPP) under the Company ESPP that is in effect as of the date of this Agreement to occur on or before the last trading day prior to the Effective Time, if the Effective Time is prior to the end of such Offering Period, (ii) cause all then-existing offerings under the Company ESPP to terminate immediately following the purchase on the earlier of the last trading day prior to the Effective Time or the ending date of the Offering Period that is in effect as of the date of this Agreement (such earlier date, the “Final Purchase Date”), (iii) suspend all future offerings that would otherwise commence under the Company ESPP following the Final Purchase Date and (iv) cease all further payroll deductions under the Company ESPP effective as of the Final Purchase Date. On the Final Purchase Date, the Company shall apply the funds credited as of such date under the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP, which shares shall be treated in the manner described in Section 2.1.

(d)     Prior to the Effective Time, the Company will adopt such resolutions and will take such other actions including, without limitation, adopting any plan amendments and obtaining any required consents, as shall be required to effectuate the actions contemplated by this Section 2.4, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation.

Section 2.5     Timing of Equity Rollover. For the avoidance of doubt, the parties acknowledge and agree that the contribution of Shares and certain other assets to Parent pursuant to the Equity Rollover Commitments shall be deemed to occur immediately prior to the Effective Time and prior to any other event described above.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter (the “Company Disclosure Letter”) delivered by the Company to Parent and MergerCo concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section) or as and to the extent set forth in the Company SEC Documents filed on or after December 31, 2005 and prior to the date of this Agreement, the Company hereby represents and warrants to Parent and MergerCo as follows:

Section 3.1     Organization; Power; Qualification. The Company and each of its Material Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of its jurisdiction of organization. Each of the Company and its Material Subsidiaries has the requisite corporate or other organizational power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified and licensed to do business as a foreign corporation or other legal entity and is in good standing (to the extent such concept is legally recognized) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has previously delivered to Parent a complete and correct copy of each of its articles of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has delivered the articles of incorporation and bylaws (or similar organizational documents) of each of its Material Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any Material Subsidiary is in violation of its organizational or governing documents in any material respect.

Section 3.2     Corporate Authorization; Enforceability. a) The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has unanimously (excluding Jerry Moyes) (i) determined that the Merger is fair to, and in the best interests of the Company and its stockholders (other than the Contributing Stockholders), and declared it advisable to enter into this Agreement with Parent and MergerCo, (ii) adopted this Agreement and approved the Merger (as defined below), upon the terms and subject to the conditions set forth herein and (iii) resolved to recommend that the stockholders of the Company approve this Agreement (including the recommendation of the Special Committee, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

(b)     This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and MergerCo, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 3.3     Capitalization; Options. a) The Company’s authorized capital stock consists solely of 200,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”). As of the close of business on December 31, 2006 (the “Measurement Date”), 75,087,143 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued or outstanding. As of the Measurement Date, 25,776,359 Shares were held in the treasury of the Company. No Shares are held by any Subsidiary of the Company. Since the Measurement Date until the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options or the terms of Company RSUs outstanding as of the Measurement Date or pursuant to the Company ESPP, there has been no change in the number of outstanding Shares or the number of outstanding Stock Options or Company RSUs. As of the Measurement Date, 3,422,386 Stock Options to purchase shares of Common Stock were outstanding with an average exercise price of $19.776, and there were 2,138 Company RSUs outstanding. Except as set forth in this Section 3.3 and for the shares of Participating Preferred Stock which have been reserved for issuance upon the exercise of rights granted under the Company Rights Agreement and the 6,500,000 shares reserved for issuance pursuant to the Company ESPP, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or such securities or other rights (which term, for purposes of this Agreement, will be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) issued, reserved for issuance or outstanding. Since the Measurement Date through the date of this Agreement, there have been no issuances of any securities of the Company or any of its Subsidiaries that would have been in breach of Section 5.1 if made after the date of this Agreement.

(b)     All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights.

(c)     Except as set forth in this Section 3.3, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or (ii) contractual obligations of the Company or any of its Subsidiaries to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Shares, Preferred Stock, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company or such securities or other rights.

(d)     Other than the issuance of Shares upon exercise of Stock Options or pursuant to the terms of Company RSUs, since December 12, 2006 and through the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of any of the Company’s securities, and neither the Company nor any Subsidiary has issued, sold, repurchased, redeemed or otherwise acquired any of the Company’s securities, and their respective boards of directors have not authorized any of the foregoing.

(e)     Each Company Benefit Plan providing for the grant of Shares or of awards denominated in, or otherwise measured by reference to, Shares (each, a “Company Stock Award Plan”) is set forth (and identified as a Company Stock Award Plan) in Section 3.13(a) of the Company Disclosure Letter. The Company has provided to Parent or any of its Affiliates correct and complete copies of all Company Stock Award Plans and all forms of options and other stock based awards (including award agreements) issued under such Company Stock Award Plans. All Stock Options have an exercise price equal to no less than the fair market value of the underlying Shares on the date of grant; provided that no representation is made hereunder with respect to Stock Options issued prior to November 1, 2005.

(f)     Section 3.3(f) of the Company Disclosure Letter sets forth all outstanding indebtedness for borrowed money (including capital leases) other than borrowings incurred after the date of this Agreement in compliance with Section 5.1. No indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

Section 3.4     Subsidiaries. Section 3.4 of the Company Disclosure Letter sets forth a complete and correct list of each of the Company’s “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act) (such Subsidiaries of the Company, the “Material Subsidiaries”). All equity interests of the Material Subsidiaries held by the Company or any other Subsidiary are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights; provided that no representation is made hereunder with respect to equity interests issued prior to November 1, 2005 if the issuance thereof is a Moyes-Specific Event. All such equity interests owned by the Company or another Subsidiary are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests).

Section 3.5     Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body, self-regulated entity or similar body, whether domestic or foreign (each, a “Governmental Entity”), other than: (i) the filing of the Articles of Merger with the Secretary of State of the State of Nevada; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”); (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and the related Rule 13E-3 Transaction Statement (the “Schedule 13E-3”); (iv) any filings required by, and any approvals required under, the rules and regulations of the Nasdaq Stock Market, Inc. (the “NASDAQ”); (v) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable non-U.S. competition, antitrust or investment Laws; and (vi) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6     Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not: (i) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents; (ii) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of the Material Subsidiaries or by which any material assets of the Company or any of its Material Subsidiaries (“Company Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.5 have been obtained or made); (iii) result in any violation or breach of or loss of a benefit under, or constitute a default (with or without notice or lapse of time or both) under, any material Company Contract; (iv) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contract; (v) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any material Company Contract; or (vi) cause the creation or imposition of any Liens on any Company Assets, other than Permitted Liens; except, in the cases of clauses (ii) - (vi), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7     Voting. a) Except as provided in Section 6.1(a), the Requisite Company Vote is the only vote of the holders of any class or series of capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the NRS or other applicable Laws) to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby.

(b)     There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Material Subsidiaries, other than the Voting Agreement. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Material Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.8     Financial Reports and SEC Documents. a) The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or other federal securities Laws since November 1, 2005 (the forms, statements, reports and documents filed or furnished with the SEC since November 1, 2005, including any amendments thereto, the “Company SEC Documents”). As of their respective dates (except as and to the extent that such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement), complied in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement, the Company SEC Documents did not, or in the case of Company SEC Documents filed after the date of this Agreement, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company SEC Documents filed or furnished on or prior to the date of this Agreement included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX. As of the date hereof, there are no outstanding or unresolved comments from the SEC in respect to any of the Company SEC Documents.

(b)     Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents in all material respects the earnings, comprehensive income, stockholders’ equity and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c)     The management of the Company has (x) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and chief financial officer of the Company by others within those entities, and (y) disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since November 1, 2005, the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Since November 1, 2005, any material change in internal control over financial reporting or failure or inadequacy of disclosure controls required to be disclosed in any Company SEC Document has been so disclosed.

Section 3.9     Undisclosed Liabilities. Except as and to the extent disclosed or reserved against on the balance sheet of the Company dated as of September 30, 2006 (including the notes thereto) included in the Company SEC Documents, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10     Absence of Certain Changes. a) Since September 30, 2006, there has not been any Company Material Adverse Effect or any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)     Since September 30, 2006 and through the date of this Agreement, the Company and each of its Material Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and there has not been any (i) action or event that, if taken on or after the date of this Agreement without Parent’s consent, would violate the provisions of any of Sections 5.1(a), (b), (c)(i) - (ii), (c)(iv) - (v), (e), (f)

(except with respect to dispositions of assets having an aggregate value not in excess of $75,000,000 for all such dispositions), (g), (h), (i), (j), (k), (l), (m) and (n) (except with respect to the Company’s Subsidiaries or former Subsidiaries) or (ii) agreement or commitment to do any of the foregoing.

Section 3.11     Litigation. There are no charges complaints, grievances, claims, actions, suits, demand letters, judicial, administrative or regulatory proceedings, or hearings, notices of violation, or investigations before or with any arbitrator or Governmental Entity (each, a “Legal Action”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Material Subsidiaries which (a) would reasonably be expected to have a Company Material Adverse Effect if adversely determined or (b) as of the date of this Agreement, involves a claim for monetary damages in excess of $1,000,000 or seeks any relief that would prohibit or materially restrict the Company or any of its Subsidiaries (or following the Effective Time, Surviving Corporation or any of its Affiliates) from operating their respective businesses in a manner consistent with past practice, other than property damage or personal injury and cargo liability claims resulting from automobile accidents where the Company has an uninsured exposure in excess of $2,000,000. There is no outstanding Order or settlement agreement against the Company or any of its Material Subsidiaries or by which any property, asset or operation of the Company or any of its Material Subsidiaries is bound or affected that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.12     Contracts. a) As of the date of this Agreement, neither the Company nor any of its Material Subsidiaries is a party to or bound by any Contract: (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed in full or in part after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Documents; (ii) which is an employment agreement with any management employee; (iii) which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay, stay bonus or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, MergerCo, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee thereof; (iv) which requires remaining payments by the Company or any of its Subsidiaries in excess of $1,000,000 or requires provision of services by the Company having a value in excess of $1,000,000 and is not terminable by the Company or its Subsidiaries, as the case may be, on notice of six (6) months or less without penalty other than customer contracts; (v) which is a dedicated customer contract representing estimated annual transportation revenue in excess of $15,000,000; (vi) which materially restrains, limits or impedes the Company’s or any of its Subsidiaries’, or will materially restrain, limit or impede the Surviving Corporation’s, ability to compete with or conduct any business or any line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ or the Surviving Corporation’s activities; (vii) between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) on the other hand other than with Jerry Moyes, Interstate Equipment Leasing, Inc., SME Industries, Inc., or any of their Affiliates; (viii) which is a joint venture agreement, partnership agreement and other similar contract and agreement involving a sharing of profits and expenses; (ix) which is an agreement governing the terms of indebtedness or any other obligation of third parties owed to the Company or any of its Subsidiaries, other than receivables arising from the sale of goods or services in the ordinary course of business, or loans or advances and expense reimbursements made to employees, drivers or owner-operators of the Company or any of its Subsidiaries, by the Company or such Subsidiary in the ordinary course of business consistent with past practice; (x) which is an agreement governing the terms of indebtedness or any other obligation of third parties owed by or guaranteed by the Company or any of its Subsidiaries; or (xi) which relates to the purchase or lease of more than 250 trucks or 500 trailers (other than with Interstate Equipment Leasing, Inc.). Each contract, arrangement, commitment or understanding of the type described in clauses (i) through (xi) of this Section 3.12 (a) is referred to herein as a “Disclosed Contract”.

(b)     Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Disclosed Contract is valid and binding on the Company and any of its Material Subsidiaries that is a party thereto, as applicable, and is in full force and effect, other than any such Disclosed Contracts that expire or are terminated after the date hereof in accordance with their terms or amended by agreement with the counterparty thereto; provided that if any such Disclosed Contract is so amended in accordance with its terms after the date hereof (provided such amendment is not prohibited by the terms of this Agreement), then to the extent the representation and warranty contained in this sentence is made or deemed made as of any date that is after the date of such amendment, the reference to “Disclosed Contract” in the first clause of this sentence shall be deemed to be a reference to such contract as so amended, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Disclosed Contract, (iii) to the Knowledge of the Company, there is no event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Disclosed Contract and (iv) as of the date hereof, no party has given notice of any action to terminate, cancel, rescind or procure a judicial reformation of any Disclosed Contract.

Section 3.13     Benefit Plans.

(a)     Section 3.13(a) of the Company Disclosure Letter lists each of the Benefit Plans, and separately indicates which of the Benefit Plans are multiemployer plans within the meaning of Section 3(37) of ERISA (“Company Multiemployer Plans”) and which of the Benefit Plans are Foreign Plans. Other than Company Multiemployer Plans, the Company has furnished or made available to Parent copies of the Benefit Plans and all amendments thereto together with, where applicable, each Benefit Plan’s most recent Form 5500, summary plan description and any summaries of material modifications thereto. Section 3.13(a) of the Company Disclosure Letter identifies each of the Benefit Plans that is (i) an ERISA Plan that is intended to be qualified under Section 401(a) of the Code or (ii) a Foreign Plan that provides for defined benefit pension benefits.

(b)     To the Knowledge of the Company, all Benefit Plans other than Company Multiemployer Plans (“Company Benefit Plans”) are in compliance in all material respects with ERISA, the Code and other applicable Laws. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that the Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and neither the Company nor any of its Subsidiaries, as applicable, is aware of any circumstances that reasonably would be expected to cause the loss of such qualification.

(c)     As of the date hereof, there is no material pending or, to the Knowledge of the Company threatened, litigation relating to the Company Benefit Plans, other than routine claims for benefits.

(d)     Neither the Company nor any of its Subsidiaries has any express commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or any other Applicable Law or administrative changes that do not materially increase the liabilities or obligations under any such plans.

(e)     To the Company’s Knowledge, no condition exists, and no event has occurred, with respect to any Company Multiemployer Plan that could reasonably be expected to present a material risk of a complete or partial withdrawal under subtitle E of Title IV of ERISA that could result in any liability of the Company, any of its Subsidiaries or any of their ERISA Affiliates in respect of such Company Multiemployer Plan that could, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and neither the Company and its Subsidiaries nor any ERISA Affiliate has, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in section 3(37) of ERISA) or incurred any material liability under section 4204 of ERISA that has not been satisfied in full.

(f)     No Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of the Company, its Subsidiaries or any ERISA Affiliate after retirement or other termination of service (other than (i) coverage mandated by applicable Laws, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA or under any analogous Foreign Plan, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, any of its Subsidiaries or an ERISA Affiliate, or (iv) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).

(g)     Except as set forth on Section 3.13(g) of the Company Disclosure Letter, neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event, (i) entitle any current or former employee, officer, consultant or director of the

Company, any of its Subsidiaries or any ERISA Affiliate to severance pay or any other similar termination payment, (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, consultant or director, (iii) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code, or (iv) limit, in any way, the Surviving Corporation’s ability to amend or terminate any Benefit Plan.

(h)     Except for Company Multiemployer Plans, at no time in the six year period preceding the Closing Date has the Company, any of its Subsidiaries or any ERISA Affiliate ever, maintained, established, sponsored, participated in or contributed to any ERISA Plan that is subject to Title IV of ERISA.

(i)     Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Benefit Plan that is a Foreign Plan and related trust, if any, complies with and has been administered in compliance with (A) the Laws of the applicable foreign country and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements and, in each case, neither the Company nor any of its Subsidiaries has received any written notice from any governmental authority questioning or challenging such compliance, (ii) each Benefit Plan that is a Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any governmental authority, has been so registered or approved, and (iii) all contributions to each Benefit Plan that is a Foreign Plan required to be made by the Company or its Subsidiaries through the Closing Date have been or shall be made or, if applicable, shall be accrued in accordance with country-specific accounting practices.

Section 3.14     Labor Relations. a) As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect, there is no pending and, to the Knowledge of the Company, there is no threatened strike, picket, work stoppage, lockout, work slowdown or other labor dispute affecting the Company or any of its Subsidiaries, and there have been no such actions or events since November 1, 2005.

(b)     Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened against the Company or any Material Subsidiary.

(c)     Neither the Company nor any of its Subsidiaries is a party to, bound by or in the process of negotiating a collective bargaining agreement or similar labor agreement with any labor union or labor organization applicable to the employees of the Company or any of its Subsidiaries. As of the date hereof, no representation election petition or application for certification or unit clarification is pending with the National Labor Relations Board or any Governmental Entity, and no labor union or labor organization is currently engaged in or, to the Knowledge of the Company, threatening, organizational efforts with respect to any employees of the Company or any of its Subsidiaries.

(d)     Since November 1, 2005, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the federal Worker Adjustment Retraining and Notification Act, as amended, and the rules and regulations promulgated thereunder (the “WARN Act”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any Law similar to the WARN Act. To the knowledge of the Company, no employee of either the Company or any of its Subsidiaries has suffered an “employment loss” (as defined in the WARN Act) in the past ninety (90) days.

Section 3.15     Taxes. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)     All federal Income Tax Returns and all other Tax Returns required to be filed by or with respect to the Company or any of its Material Subsidiaries have been properly prepared and timely filed, and all such Tax Returns are correct and complete.

(b)     The Company and its Material Subsidiaries have fully and timely paid, or are contesting in good faith by appropriate proceedings, all Taxes (whether or not shown to be due on the Tax Returns) required to be paid by any of them. The Company and its Material Subsidiaries have made adequate provision for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before December 31, 2005 on the most recent financial statements contained in the Company SEC Documents to the extent required by GAAP or in the case of foreign entities, in accordance with generally applicable accounting principles in the relevant jurisdiction. The charges, accruals and reserves for Taxes with respect to the Company and its Material Subsidiaries reflected in the consolidated balance sheet for the fiscal quarter ended September 30, 2006 are adequate under GAAP to cover the Tax liabilities accruing through the date thereof.

(c)     As of the date of this Agreement, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Material Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending.

(d)     No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Material Subsidiaries.

(e)     Neither the Company nor any of its Material Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Company and any Material Subsidiaries of the Company) provided for under the laws of the United States, any foreign jurisdiction or any state or locality for any taxable period for which the statute of limitations has not expired.

(f)     There are no Liens on any of the assets of the Company or any of its Material Subsidiaries that arose in connection with any failure (or alleged failure) to pay Taxes, except for Permitted Liens.

(g)     Neither the Company nor its Material Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority.

(h)     Neither the Company nor its Material Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any “listed transactions,” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.

(i)     Neither the Company nor any of its Material Subsidiaries is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Material Subsidiaries) pursuant to which it will have any obligation to make any payments after the Closing Date.

(j)     Neither the Company nor any of its Material Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)     The Company has provided to Parent or any of its Affiliates correct and complete copies of all Income Tax Returns filed by the Company or any of its Material Subsidiaries for Tax years ending in 2005 and thereafter.

(l)     The representations and warranties contained in this Section 3.15 are the only representations and warranties being made with respect to any Taxes related in any way to the Company, any of its Material Subsidiaries or this Agreement or its subject matter, and no other representation or warranty contained in any other section of this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

Section 3.16     Environmental Liability. a) Except for matters that would not reasonably be expected to have a Company Material Adverse Effect, (i)  the Company and each of its Material Subsidiaries have complied with and are in compliance with all applicable Environmental Laws and have obtained, and are in compliance with all Environmental Permits required for their operations as currently conducted; provided that no representation is made hereunder with respect to compliance prior to November 1, 2005 if such non-compliance is a Moyes-Specific Event; (ii) there are no investigations pending or, to the Knowledge of the Company, threatened, concerning Release of Hazardous Materials or compliance by the Company with any Environmental Law; and (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Material Subsidiaries; (iv) there is no Cleanup planned or being conducted by the Company or any Material Subsidiary or to the Company’s Knowledge by any other party on any property owned, leased or operated by the Company or any of its Material Subsidiaries; and (v) the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company which have been prepared since November 1, 2005 pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently owned, operated or leased by the Company or any of its Material Subsidiaries, or regarding the Company’s or any of its Material Subsidiaries’ compliance with applicable Environmental Laws.

(b)     The representations and warranties contained in this Section 3.16 are the only representations and warranties being made with respect to compliance with or liability under Environmental Law or Environmental Permits, or with respect to any Environmental Claim or environmental, health or safety matter, including natural resources, related in any way to the Company or this Agreement or its subject matter, and no other representation or warranty contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

Section 3.17     Title to Real Properties. To the Knowledge of the Company as of the date of this Agreement, Section 3.17 of the Company Disclosure Letter contains a complete and correct list of all real property owned by the Company and its Subsidiaries (the “Owned Real Property”). The Company and each of its Subsidiaries have good, valid and marketable fee simple title to all of its Owned Real Property, free and clear of any Liens (x) created on or after November 1, 2005 and, (y) to the Knowledge of the Company, created prior to November 1, 2005, in each case other than Permitted Liens and except as would not reasonably be expected to have a Company Material Adverse Effect. There are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any material portion thereof or interest therein; provided that no representation is made hereunder with respect to options or rights of first refusal granted prior to November 1, 2005 if the grant thereof is a Moyes-Specific Event. To the Knowledge of the Company as of the date of this Agreement, Section 3.17 of the Company Disclosure Letter contains a complete and correct list of all real property leased by the Company and its Subsidiaries (the “Leased Property”). The Company and each of its Subsidiaries have good and valid leasehold interests in all Leased Property, free and clear of any Liens (x) created on or after November 1, 2005 and, (y) to the Knowledge of the Company, created prior to November 1, 2005, in each case other than Permitted Liens and except as would not reasonably be expected to have a Company Material Adverse Effect. With respect to all Leased Property, there is not, under any of such leases, any existing default by the Company or its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto, or event which, with notice or lapse of time or both, would become a default by the Company or its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto, other than any defaults that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.18     Permits; Compliance with Laws. a) Each of the Company and its Material Subsidiaries is in possession of all authorizations, licenses, consents, certificates, registrations, approvals, easements, variances, exceptions, orders and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease, license and operate its properties and assets or to carry on its business as it is being conducted as of the date of this Agreement (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits, or the failure of such Company Permits to be in full force and effect, would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Material Subsidiaries are not in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not reasonably be expected to have a Company Material Adverse Effect.

(b)     Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is, or since January 1, 2005 has been, in conflict with, or in default or violation of, any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound, nor, since January 1, 2005, has any notice, charge, claim or action been received by the Company or any of its Subsidiaries or been filed, commenced, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of any Laws; provided that no representation is made hereunder with respect to (i) conflicts, defaults or violations and (ii) notices, charges, claims or actions, in each case in existence prior to November 1, 2005, if the existence thereof is a Moyes-Specific Event.

Section 3.19     Intellectual Property.

(a)     The Company and its Subsidiaries own, or have the valid right to use all Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b)     The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, or otherwise violate any Intellectual Property of any Person, and there has been no such Claim asserted or threatened in the past two (2) years against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.20     Takeover Statutes; Company Rights Agreement; Company Certificate. The Board has adopted such resolutions as are necessary so that the provisions of Section 78.438 of NRS are rendered inapplicable to the Merger or any of the other transactions contemplated by this Agreement. Except for Section 78.438 of the NRS (which has been rendered inapplicable), no “moratorium,” “control share,” “fair price,” or other antitakeover laws or regulations (together, “Takeover Laws”) are applicable to the Merger or any of the other transactions contemplated by this Agreement. The Company has taken all actions necessary to (a) amend the Rights Agreement, dated as of July 18, 2006, between the Company and Mellon Investor Services LLC (the “Company Rights Agreement”) to render such agreement inapplicable to this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement, including the making of commitments pursuant to the Equity Rollover Commitments (the “Company Rights Plan Amendment”), (b) ensure that (i) none of Jerry Moyes, Parent, MergerCo nor any “affiliate” or “associate” (each as defined in the Company Rights Agreement) of Jerry Moyes, Parent or MergerCo, is an “Acquiring Person” (as defined in the Company Rights Agreement), (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the Company Rights Agreement) does not occur and (iii) the rights to purchase Participating Preferred Stock issued under the Company Rights Agreement do not become exercisable, in the case of clauses (i), (ii) and (iii), solely by reason of the execution of this Agreement or the Voting Agreement, the consummation of the Merger or the other transactions contemplated by this Agreement, compliance with the terms of this Agreement or the Voting Agreement or the making of commitments pursuant to the Equity Rollover Commitments and (c) provide that the “Expiration Date” (as defined in the Company Rights Agreement) will occur immediately prior to the Effective Time.

Section 3.21     Information Supplied. None of the information included or incorporated by reference in the Company Proxy Statement, the Schedule 13E-3 or any other document filed with the SEC in connection with the Merger and the other transactions contemplated by this Agreement (the “Other Filings”) will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of the Schedule 13E-3 or any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by MergerCo, Jerry Moyes or any of their Affiliates (other than the Company and its Subsidiaries) in connection with the preparation of the Company Proxy Statement, the Schedule 13E-3 or the Other Filings for inclusion or incorporation by reference therein. The Company Proxy Statement, the Schedule 13E-3 and the Other Filings that are filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.22     Opinion of Financial Advisor. Goldman, Sachs & Co. (the “Company Financial Advisor”) has delivered to the Special Committee and to the Company Board its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the stockholders of the Company (other than the Contributing Stockholders) from a financial point of view.

Section 3.23     Brokers and Finders. Other than the Company Financial Advisor and a single appraisal firm which may be engaged on customary terms (including a reasonable fee) in connection with the delivery of a solvency opinion, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.24     Insurance. All material insurance policies of the Company and its subsidiaries are in full force and effect. Neither the Company nor any of its subsidiaries is in material breach or default, and neither the Company not any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of any of the material insurance policies of the Company and its subsidiaries, and no notice of cancellation or termination has been received with respect to any such policy. True and complete copies of the insurance policies or binding coverage letters set forth in Section 3.26 of the Company Disclosure Letter in effect as of the date of this Agreement have been provided to Parent prior to the date of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

Except as set forth in the letter (the “Parent Disclosure Letter”) delivered by Parent to the Company concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Parent Disclosure Letter will be deemed to be disclosed in any other section of the Parent Disclosure Letter to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section), Parent and MergerCo hereby represent and warrant to the Company as follows:

Section 4.1     Organization and Power. Each of Parent and MergerCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Parent and MergerCo have previously delivered to the Company a complete and correct copy of each of their respective articles of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement.

Section 4.2     Corporate Authorization. Each of Parent and MergerCo has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and MergerCo and the consummation by Parent and MergerCo of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and MergerCo.

Section 4.3     Enforceability. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and MergerCo, enforceable against Parent and MergerCo in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 4.4     Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and MergerCo and the consummation by Parent and MergerCo of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity other than: (i) the filing of the Articles of Merger with the Secretary of State of the State of Nevada; (ii) applicable requirements of the Exchange Act; (iii) the filing with the SEC of the Company Proxy Statement and the Schedule 13E-3; (iv) any filings required by, and any approvals required under, the rules and regulations of the NASDAQ; (v) compliance with and filings under the HSR Act and any applicable non-U.S. competition, antitrust or investment Laws; and (vi) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5     Non-Contravention. The execution, delivery and performance of this Agreement by Parent and MergerCo and the consummation by Parent and MergerCo of the Merger and the other transactions contemplated by this Agreement do not and will not:

(i)     contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or MergerCo; or

(ii)     contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or MergerCo or any of their Subsidiaries or by which any assets of Parent, MergerCo or any of their Subsidiaries are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made), except as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6     Information Supplied. None of the information supplied by or on behalf of Parent, MergerCo, Jerry Moyes or their Affiliates (it being understood that the Company and its Subsidiaries shall not be deemed Affiliates for purposes of this representation) for inclusion in the Company Proxy Statement, the Schedule 13E-3 or the Other Filings will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of the Schedule 13E-3 or any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.7     Financing. Parent has delivered to the Company true and complete copies of (i) the fully executed commitment letter, dated as of the date of this Agreement (the “Debt Financing Letter”), pursuant to which Morgan Stanley Senior Funding, Inc. has committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”). As of the date of this Agreement, (i) the Debt Financing Letter has not been amended or modified and (ii) the commitments contained in the Debt Financing Letter have not been withdrawn or rescinded in any respect. The Debt Financing Letter, in the form so delivered, is in full force and effect and assuming it is a legal, valid and binding obligation of Morgan Stanley Senior Funding, Inc., is a legal, valid and binding obligation of Parent and MergerCo. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or MergerCo under any term or condition of the Debt Financing Letter. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Debt Financing Letter; provided that Parent makes no representation with respect to facts and circumstances solely within the control of the Company and its Subsidiaries. Parent and MergerCo have fully paid any and all commitment fees or other fees incurred in connection with the Debt Financing Letter and required to be paid on or before the date of this Agreement. The Company has no obligation to pay any fee in connection with the Debt Financing Letter prior to the Effective Time. The Debt Financing Letter and the Equity Rollover Commitments are the only agreements that have been entered into by Parent, MergerCo or their Affiliates with respect to the financing for the Merger and the other transactions contemplated by this Agreement. Subject to the terms and conditions of the Debt Financing Letter, the Equity Rollover Commitments and of this Agreement, the aggregate proceeds that will be delivered pursuant to the Debt Financing Letter, together with the Equity Rollover Commitments, will be sufficient for Parent and MergerCo to consummate the Merger upon the terms contemplated by this Agreement. Nothing contained in this Agreement shall prohibit Parent, MergerCo, Jerry Moyes or their Affiliates from entering into agreements relating to the financing or the operation of Parent, MergerCo, or the Company, including adding other equity providers or operating partners provided that such agreements (x) would not prevent, delay or impair the consummation of the transactions contemplated by this Agreement, (y) shall not be deemed to amend or alter any obligations of the parties under the Equity Rollover Commitments and (z) shall be subject to the restrictions contained in the Company Rights Plan.

Section 4.8     Equity Rollover Commitments. Parent has delivered to the Company true and complete copies of the equity rollover letters, dated as of the date of this Agreement, from the Contributing Stockholders (the “Equity Rollover Commitments”), pursuant to which such Persons have committed to contribute to Parent Shares (which Shares shall be cancelled in the Merger, as provided in Section 2.1(a)) in exchange for shares of capital stock of Parent immediately prior to the Effective Time. The Equity Rollover Commitments, in the form so delivered, are in full force and effect, and are legal, valid and binding obligations of the parties thereto.

Section 4.9     Ownership and Interim Operations of MergerCo and Parent. a) As of the date of this Agreement, the authorized capital stock of MergerCo consists of 100,000 shares of common stock, par value $0.001 per share, 1000 of which are validly issued and outstanding. All of the issued and outstanding capital stock of MergerCo is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned subsidiary of Parent. MergerCo was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other transactions contemplated by this Agreement.

(b)     As of the date of this Agreement, the authorized capital stock of Parent consists of 100,000 shares of common stock, par value $0.001 per share, 1,000 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Parent at the Effective Time will be owned by the Contributing Stockholders and any other Stockholder of the Company who shall prior to the Effective Time contribute to Parent Shares and other assets in exchange for shares of common stock of Parent. Parent was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.10     Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantee of Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 dated as of the date hereof (the “Guarantee”), with respect to certain matters on the terms specified therein. The Guarantee, in the form so delivered, is in full force and effect, and is a legal, valid and binding obligation of Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87.

ARTICLE V.

COVENANTS

Section 5.1     Conduct of Business of the Company. Except as required or expressly contemplated by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, between the date of this Agreement and the Effective Time, the Company will, and will cause each of its Subsidiaries to (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use its commercially reasonable efforts to maintain and preserve substantially intact its business organization, including the services of its key employees and the goodwill of its customers, lenders, distributors, suppliers, regulators and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent will not be unreasonably withheld or delayed), as expressly contemplated by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, between the date of this Agreement and the Effective Time, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions

(a)     propose or adopt any changes to the Company Organizational Documents;

(b)     make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by a wholly owned Subsidiary to its parent corporation in the ordinary course of business;

(c)     (i) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock, (ii) repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offer to do the same, (iii) issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (in the case of clauses (ii) and (iii), other than pursuant to (A) the exercise of Stock Options outstanding as of the date of this Agreement, (B) the vesting or settlement of Company RSUs outstanding as of the date of this Agreement, (C) the Company ESPP (in the case of clauses (A) - (C) in accordance with the terms of the applicable award or plan as in effect on the date of this Agreement) or (D) in connection with performance-based compensation to be paid in respect of the Company’s 2006 Long-term Incentive Compensation Plan, (iv) enter into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, or (v) register for sale, resale or other transfer any Shares under the Securities Act on behalf of the Company or any other Person;

(d)     except as set forth in Section 5.1(d) of the Company Disclosure Letter, as otherwise required by applicable Law or except in the ordinary course of business consistent with past practice with respect to employees below the vice president level, (i) increase the compensation, bonus or welfare benefits of, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, (ii) establish, adopt, amend or terminate any Benefit Plan or amend the terms of any outstanding equity-based awards, (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit

Plan, or (iv) permit any current of former director, officer or employee of the Company or any of its Subsidiaries who is not already a party to or a participant in a Benefit Plan providing compensation, benefits, or accelerated vesting or payment upon or following (either alone or together with any other event) a “change in control,” reorganization, separation or similar transaction involving the Company or any of its Subsidiaries, to become a party to or a participant in any such Benefit Plan;

(e)     merge or consolidate the Company or any of its Material Subsidiaries with any Person (other than wholly owned direct or indirect Subsidiaries);

(f)     sell, lease or otherwise dispose of the assets or securities of the Company and its Subsidiaries, taken as a whole, including by merger, consolidation, asset sale or other business combination, other than sales of assets in the ordinary course of business consistent with past practice;

(g)     mortgage or pledge any of its material assets (tangible or intangible), or create, assume or allow to exist any Liens thereupon, other than Permitted Liens;

(h)     make (i) any acquisitions, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination of any entity, business or line of business, or all or substantially all of the assets of any Person, or (ii) any property transfer(s) or purchase(s) of any property or assets, to or from any Person (other than a wholly owned Subsidiary of the Company) other than (A) transfers and purchases of assets in amounts not inconsistent with those included in the capital expenditure budget set forth in Section 5.1(h) of the Company Disclosure Letter (the “CapEx Budget”) and (B) transfers and purchases of non-capital assets in the ordinary course of business consistent with past practice;

(i)     create, incur, assume, guarantee or prepay any indebtedness for borrowed money or offer, place or arrange any issue of debt securities or commercial bank or other credit facilities except for indebtedness incurred under its credit facility in the ordinary course of business to fund capital expenditures in amounts not in excess of indebtedness reflected in the CapEx Budget and indebtedness to fund the Company’s working capital in the ordinary course of business consistent with past practice;

(j)     make any loans, advances or capital contributions to or investments in, any other Person, other than loans, advances or capital contributions to or among wholly owned Subsidiaries or as required by customer contracts entered in the ordinary course of business consistent with past practice and advances and expense reimbursements to employees, drivers and owner-operators in the ordinary course of business consistent with past practice;

(k)     authorize or make any capital expenditure in amounts and with respect to items which are inconsistent with the capital expenditure budget set forth in the CapEx Budget;

(l)     change its financial accounting policies, principles, practices, methods or procedures, other than as required by Law or GAAP, or write up, write down or write off the book value of any assets of the Company and its Material Subsidiaries, other than as may be required by Law or GAAP;

(m)     adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than immaterial Subsidiaries);

(n)     other than in the ordinary course of business consistent with past practice, settle or compromise any material Tax audit, make or change any material Tax election or file any material amendment to a material Tax Return, change any annual Tax accounting period or adopt or change any Tax accounting method, enter into any material closing agreement, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Material Subsidiaries, other than, in each case, those settlements or agreements for which any liabilities thereunder have been specifically accrued and reserved for in the balance sheet most recently included in a Company SEC Document filed prior to the date of this Agreement;

(o)     (i) waive, release, settle or compromise any material rights or claims of the Company or its Subsidiaries, or (ii) discharge or settle any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for which the Company or any Subsidiary would be responsible where such payment, discharge or satisfaction would require any material payment, except for (A) the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of Disclosed Contracts as in effect on the date hereof, (B) settlement of any liability for which adequate reserves have been made on the Company’s financial statements that have been provided to Parent prior to the date hereof other than the settlement of personal injury and cargo liability claims resulting from automobile accidents in the ordinary course of business or (C) settlement of claims against the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, where a release of the counter-party may be required;

(p)     other than intercompany loans or advances and expense reimbursements to employees, drivers and owner-operators in the ordinary course of business consistent with past practice, engage in any transaction with, or enter into any agreement, arrangement or understanding with, directly or indirectly, any of the Company’s Affiliates (it being understood that no such covenant is made with respect to agreements, arrangements or understandings with Jerry Moyes or any of his Affiliates or associates);

(q)     enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ activities;

(r)     enter into, modify or amend in any material manner or terminate any Disclosed Contract to which it is a party, or waive or assign any of its rights or claims thereunder; and

(s)     agree or commit to do any of the foregoing.

Section 5.2     Activities of the Parties. Each of the Company and Parent agrees that, between the date of this Agreement and the Effective Time (or such earlier date on which this Agreement may be terminated in accordance with its terms), it will not, and it will use its reasonable best efforts to cause its Affiliates not to, directly or indirectly, take any action that could reasonably be expected to prevent or materially delay the consummation of the Merger, including entering into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to: (i) obtain the expiration or termination of the waiting period under the HSR Act applicable to the Merger and the other transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that could materially delay or prevent the completion of the Merger and the other transactions contemplated by this Agreement, or (iii) obtain all authorizations, consents, Orders and approvals of Governmental Entities necessary for the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.3     Access to Information; Confidentiality. a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent, MergerCo and their Representatives and financing sources, at Parent’s expense, during normal business hours and upon reasonable advance notice (i) such access to the officers, management employees, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company) as Parent reasonably may request and (ii) all documents that Parent reasonably may request. Notwithstanding the foregoing, Parent, MergerCo and their Representatives shall not have access to any books, records and other information the disclosure of which would, in the Company’s good faith opinion after consultation with legal counsel, result in the loss of attorney-client privilege or would violate the terms of a confidentiality agreement, provision or like obligation with respect to such books, records and other information; provided that the Company shall cooperate with Parent and its Representatives to implement requisite procedures to enable the provision of reasonable access without loss of privilege or violation of such agreement.

(b)     All information obtained pursuant to this Section 5.3 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.4     No Solicitation.

(a)     Subject to Section 5.4(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company agrees that neither it nor any of its Subsidiaries shall, nor shall it authorize or permit its or its Subsidiaries’ Representatives to, directly or indirectly:

(i)     initiate, solicit or knowingly encourage (including by way of providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal;

(ii)     participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with or knowingly assist any Person in connection with a Takeover Proposal;

(iii)     withdraw, modify, amend, or publicly propose to withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent or knowingly make any public statement inconsistent with such Company Board Recommendation;

(iv)     approve, endorse or recommend or publicly propose to approve, endorse or recommend any Takeover Proposal (each of the actions described in clauses (iii) and (iv) of this Section 5.4(a), a “Change in Board Recommendation”);

(v)     enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to a Takeover Proposal (an “Alternative Acquisition Agreement”); or

(vi)     resolve, propose or agree to do any of the foregoing.

(b)     Until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall notify Parent promptly (and in any event within 48 hours) upon receipt by it or its Subsidiaries or Representatives of (i) any Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any bona fide inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company shall notify Parent promptly (and in any event within 48 hours) with a description of the material terms and conditions of such Takeover Proposal, inquiry or request, including any material modifications thereto, and the identity of the Person or group making such request, inquiry or Takeover Proposal. Until the Effective Time or, if

earlier, the termination of this Agreement in accordance with Article VII, the Company shall keep Parent reasonably informed on a prompt basis of the status of any such Takeover Proposal, inquiry or request (including the identity of the parties and any change to the material terms and conditions thereof and of any material modifications thereto). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would prohibit the Company from providing such information to Parent. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party and will use its best efforts to enforce any such agreement at the request of or on behalf of Parent, including initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages.

(c)     Notwithstanding the foregoing and without limitation of Section 5.4(a), the Company shall be permitted, if it has otherwise complied with its obligations under this Section 5.4, but only prior to the satisfaction of the condition set forth in Section 6.1(a), to:

(i)     engage in discussions or negotiations with a Person who has made a Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person and (B) the Company Board (acting through the Special Committee, if then in existence) determines in good faith after consultation with its outside legal and financial advisors that (1) such Takeover Proposal constitutes, or could reasonably result in, a Superior Proposal and (2)  the failure to take such action would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Laws;

(ii)     furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 provided that prior to taking such action, the Company Board (acting through the Special Committee, if then in existence) determines in good faith after consultation with its outside legal and financial advisors that (i) such Takeover Proposal constitutes, or could reasonably result in, a Superior Proposal and (ii) the failure to take such action would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Laws, but only so long as the Company (x) has entered into an Acceptable Confidentiality Agreement with such Person and (y) concurrently discloses the same such non-public information to Parent if such non-public information has not previously been disclosed to Parent; and

(iii)     effect a Change in Board Recommendation only if the Company Board (acting through the Special Committee, if then in existence) has determined in good faith after consultation with its outside legal and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Laws, provided, however, that (A)

neither the Company Board nor any committee thereof may make a Change in Board Recommendation until seventy-two (72) hours after delivery to Parent of its intention to do so, (B) during such seventy-two (72) hour period, the Company shall, if so requested by Parent, negotiate in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the transactions contemplated by this Agreement, and (C) after receipt of any such revised proposal from Parent within such seventy-two (72) hour period, the Company Board shall have again determined in good faith after consultation with its outside legal and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Laws.

(d)     Immediately after the execution and delivery of this Agreement, the Company and its Subsidiaries will, and will instruct their respective Representatives, to cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Takeover Proposal. The Company agrees that it shall (i) take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in Section 5.4(a) and (ii) request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any portion thereof to return or destroy in accordance with the relevant confidentiality agreement all confidential information heretofore furnished to such Person by or on its behalf.

(e)     Section 5.4(a) shall not prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.

(f)     The Company shall not take any action to amend the Company Rights Agreement or the Company Rights Plan Amendment or redeem the Rights (as defined in the Company Rights Agreement), unless such action is taken simultaneously with the termination of this Agreement. Without limiting any other rights of Parent under this Agreement, any Change in Board Recommendation or any termination of this Agreement shall have not any effect on the approvals and other actions referred to herein for the purpose of causing the Rights Agreement or Takeover Laws to be inapplicable to this Agreement and the transactions contemplated hereby and thereby, which approvals and actions are irrevocable.

Section 5.5     Notices of Certain Events. a) The Company will notify Parent promptly of (i) any communication from any counterparty to any Contract that alone, or together with all other Contracts with respect to which a communication is received, is material to the Company and its Subsidiaries, taken as a whole, alleging that the consent of such Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement (and the proposed response thereto from the Company, its Subsidiaries or its Representatives), (ii) any material communication from any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (and the proposed response thereto from the Company, its Subsidiaries or its Representatives), (iii) any Legal Actions commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the Merger and the other transactions contemplated by this Agreement (and the proposed response thereto from the Company, its Subsidiaries or its Representatives), and (iv) any event, state of facts, circumstance, development, change or effect between the date of this Agreement and the Effective Time which causes or would be reasonably likely to cause the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed. The Company will consult with Parent and its Representatives so as to permit the Company and Parent and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(b)     Parent will notify the Company promptly of (i) any material communication from any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), (ii) any Legal Actions commenced against or otherwise affecting Parent or any of its Affiliates that are related to the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), (iii) any event, state of facts, circumstance, development, change or effect between the date of this Agreement and the Effective Date which causes or is reasonably likely to cause either the Debt Financing or the Equity Financing to become unavailable on the terms and conditions contemplated in the Financing Letters or to otherwise be delayed, and (iv) any event, state of facts, circumstance, development, change or effect between the date of this Agreement and the Effective Time which causes or would be reasonably likely to cause the conditions set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed. Parent will consult with the Company and its Representatives so as to permit the Company and Parent and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

Section 5.6     Proxy Material; Stockholder Meeting. a) The Company, Parent and MergerCo will (i) use reasonable best efforts to prepare and file with the SEC the Company Proxy Statement fifteen (15) Business Days after the date hereof, or as promptly thereafter as reasonably practicable, (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings and will provide copies of such comments to Parent promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file (after Parent has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any such comments or as required by Law, (iv) use its reasonable efforts to have cleared by the staff of the SEC and will thereafter mail to its stockholders as promptly as reasonably practicable, the Company Proxy Statement and all other required proxy or other materials for meetings such as the Company Stockholders Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders (in the case of the Company Proxy Statement) any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the

Company Stockholders Meeting, and (vi) otherwise use its reasonable efforts to comply with all requirements of Law applicable to the Company Stockholders Meeting and the Merger. The Company shall promptly notify Parent upon the receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Company Proxy Statement, shall consult with Parent prior to responding to any such comments or request or filing any amendment or supplement to the Company Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Parent shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under the Exchange Act. The Company will provide Parent a reasonable opportunity to review and comment upon the Company Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. The Company and Parent will cooperate to (i) concurrently with the preparation and filing of the Company Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the Merger and the other transactions contemplated by this Agreement and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings and will consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any such comments or as required by Law, (iv) use reasonable efforts to have cleared by the SEC the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Stockholders Meeting. If, at any time prior to the Effective Time, any information relating to the Company or Parent or any of their respective Affiliates should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Company Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s stockholders.

(b)     The Company Proxy Statement will include the Company Board Recommendation unless the Company Board (acting through the Special Committee, if then in existence) has effected a Change in Board Recommendation to the extent permitted under Section 5.4(c).

(c)     The Company will call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the vote of the stockholders of the Company necessary to satisfy the conditions set forth in Section 6.1(a). The Company will, subject to Section 5.4(c), (a) use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of approval of this Agreement and (b) take all other reasonable action necessary to secure the vote of the stockholders of the Company necessary to satisfy the conditions set forth in Section 6.1(a).

Section 5.7     Employee Benefits Plans. a) For a period of one year following the Closing Date (the “Continuation Period”), the Surviving Corporation will provide current employees of the Company and its Subsidiaries as of the Effective Time who continue employment with the Surviving Corporation (“Company Employees”) with compensation and benefits (other than equity based benefits, individual employment agreements and any plans, programs or arrangements providing benefits upon a change in control) that, taken as a whole, have a value that is not less favorable in the aggregate than the benefits (other than equity based benefits, individual employment agreements and any plans, programs or arrangements providing benefits upon a change in control) provided to such Company Employees immediately prior to the Effective Time; provided, however, that in the case of any Company Employees who are or who become represented by a labor union or labor organization, the foregoing provisions of this Section 5.7 shall not apply and the terms and conditions of employment for such Employees shall be as provided under the applicable collective bargaining agreement or the results of any collective bargaining relating thereto; and provided, further, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable Law. Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Company Employee for any reason consistent with applicable Law.

(b)     The Surviving Corporation and its Affiliates will honor all Company Benefit Plans in accordance with their terms as in effect on the date hereof, subject to any amendment or termination thereof prior to the Effective Time to the extent such amendment or termination was permitted by the terms of this Agreement. The foregoing shall not prevent Parent after the Effective Time from amending or terminating any Company Benefit Plan to the extent permitted by the terms of such Company Benefit Plan. During the Continuation Period, the Surviving Corporation will provide all Company Employees (other than those Company Employees covered by an individual agreement providing severance benefits outside the Company’s severance policies or those Company Employees who are or who become subject to a collective bargaining agreement) who suffer a termination of employment with severance benefits no less favorable than those that would have been provided to such Company Employees under the Company’s severance policies as set forth on Section 5.7(b) of the Company Disclosure Letter, as such policies may be amended following the date hereof and following the Effective Time to the extent permitted by this Agreement, to be calculated based on such Company Employee’s service (after taking into account the service credit accumulated immediately prior to the Effective Time) at the time of such termination of employment and the greater of such Company Employee’s compensation on the Closing Date or at the time of such termination of employment.

(c)     For all purposes under the employee benefit plans of the Surviving Corporation and its Affiliates providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under a corresponding Company Benefit Plan, for purposes of eligibility and vesting but not for purposes of benefit accrual under defined benefit plans or to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing (i) each Company Employee immediately will be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing welfare benefits to any Company Employee, the Surviving Corporation will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Section 5.8     Directors’ and Officers’ Indemnification and Insurance. a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation, in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time, the Surviving Corporation (the “Indemnifying Party”) will, from and after the Effective Time, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and required by the Company Organizational Documents (or any similar organizational document) of the Company or any of its Subsidiaries, when applicable, and any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim, action, suit, proceeding or investigation; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which will not be unreasonably withheld or delayed) and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. It shall be a condition to the advancement of any amounts to be paid in respect of legal and other fees and expenses that the Surviving Corporation receive an undertaking by the Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law.

(b)     The Surviving Corporation will at its option, either (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefore policies with reputable and financially sound carriers, of at least the same coverage and amounts containing terms and conditions that are no less favorable to the directors and officers of the Company) or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium. Prior to the Effective Time, Parent may obtain the “tail” insurance policies as described in clause (ii) of this Section 5.8(b); provided, however if Parent has not obtained such policy five (5) Business Days prior the Effective Time, the Company may obtain the “tail” insurance policies as described in clause (ii) of this Section 5.8(b); provided, however, that in no event will the premium for such coverage exceed 300% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement.

(c)     The provisions of this Section 5.8 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.8 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents or the organizational documents of the Surviving Corporation or any of its Subsidiaries or otherwise.

(d)     The Surviving Corporation and each of its Subsidiaries shall include and maintain in effect in their respective articles of incorporation or bylaws (or similar organizational document), for a period of six years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, with respect to each such entity, to the maximum extent permitted under applicable Law.

(e)     In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Persons, or (ii) transfers all or substantially all of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors, assigns or transferees assume the obligations set forth in this Section 5.8.

Section 5.9     Further Assurances; Regulatory Approvals. a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) making, as promptly as practicable (and in any event within 10 Business Days of the date of this Agreement), an appropriate filing with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and submitting as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act, (iii) making, as promptly as practicable, appropriate filings under any other applicable antitrust, competition or premerger notification, trade regulation Law, regulation or Order, (iv) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement, (v) subject to first having used its reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (vi) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement, and to fully carry out the purposes of this Agreement.

(b)     Parent and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.9, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party (which consent will not be unreasonably withheld or delayed).

(c)     Each of Parent and the Company will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used its best efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(d)     Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor Parent or any of its Affiliates shall have any obligation to consent or agree to or otherwise take any action with respect to any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or respective businesses, unless such requirement, condition, understanding, agreement or Order will become binding on the Company or its Subsidiaries or Parent or any of its Affiliates, as the case may be, only in the event that the Closing occurs, with effectiveness only upon or following the Closing, and (ii) the Company shall not enter into any agreement or undertaking to take any such action or pay any amount to obtain any consent without Parent’s prior written consent, such consent not to be unreasonably withheld.

Section 5.10     Public Announcements. Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company will issue any such press release or make any such public statement prior to such consultation, except to the extent that the disclosing party determines in good faith it is required to do so by applicable Laws or NASDAQ requirements, in which case that party will use its reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

Section 5.11     Cessation of NASDAQ Quotation; Exchange Act Deregistration. Promptly following the Effective Time, the Surviving Corporation will cause the Shares to cease to be quoted on the NASDAQ and deregistered under the Exchange Act.

Section 5.12     Fees and Expenses. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) will be paid by the party incurring those Expenses, except as otherwise provided in Section 5.13. Without limitation of the foregoing, all Expenses of the Company and any amounts that become payable under the terms of any employment agreements between the Company or its Subsidiaries and their respective employees as a result of the transactions contemplated by this Agreement shall be paid by the Surviving Corporation at the Closing, by wire transfer of immediately available funds.

Section 5.13     Debt Financing. a) Prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries, and shall use its reasonable best efforts to cause their respective Representatives, to provide reasonable cooperation requested by Parent in connection with the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, including but not limited to (i) participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for prospective lenders and rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) executing and delivering documents and certificates as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters prior to the Effective Time and consents of accountants for use of their reports in any materials relating to the Debt Financing), (iv) reasonably facilitating the pledging of collateral and the granting of corporate guaranties (to be effective only after the Effective Time), (v) as promptly as practicable, furnishing Parent and its debt financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, (vi) satisfying the conditions set forth in paragraphs (1) - (15) of Exhibit D to the Debt Financing Letter (to the extent the satisfaction of such conditions required actions by or cooperation of the Company or any of its Subsidiaries and (vii) using its reasonable efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as may be reasonably requested by Parent; provided that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time. MergerCo shall promptly upon request by the Company, reimburse the Company for all reasonable out of pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation. In conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption (including without limitation issuing not less than thirty (30) days and not more than sixty (60) days prior to the Effective Time notice of prepayment for all of the outstanding aggregate principal amount of the 3.73% Senior Guaranteed Notes, Series A, due June 27, 2008 and the 4.33% Senior Guaranteed Notes, Series B, due June 27, 2010), or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of the Company; provided, however, that no such prepayment or redemption or call for prepayment or redemption or renegotiated terms shall actually be made or become effective (nor shall the Company be required to incur any liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Closing. Parent shall indemnify and hold harmless the Company, any of its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (whether or not consummated) and any information utilized in connection therewith (other than historical information relating to the Company or any of its Subsidiaries). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing.

(b)     Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Financing Letter (provided that Parent may replace or amend the Debt Financing to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Letter as of the date hereof; provided further, that such amendment (x) would not prevent, delay or impair the consummation of the transactions contemplated by this Agreement, (y) shall not be deemed to amend or alter any obligations of the parties under the Equity Rollover Commitments and (z) shall be subject to the restrictions contained in the Company Rights Plan), including using its reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and (ii) to satisfy on a timely basis all conditions applicable to Parent in such definitive agreements that are within its control. In the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Letter, Parent shall use its reasonable best efforts to arrange to obtain alternative financing on terms not materially less favorable to Parent (as determined in the reasonable judgment of Parent) sufficient to fund all of its obligations under this Agreement from alternative sources as promptly as practicable following the occurrence of such event. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Financing Letter if such amendment, modification or waiver is adverse to the Company.

(c)     All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to Section 5.13(a) shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing upon the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.

Section 5.14     Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.15     Stockholder Litigation. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld.

ARTICLE VI.

CONDITIONS

Section 6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)     Company Stockholder Approval. This Agreement will have been duly adopted and approved by the Requisite Company Vote.

(b)     Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) will have expired or been terminated.

(c)     No Injunctions or Restraints. No Governmental Entity will have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect that enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.2     Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are also subject to the satisfaction or waiver by Parent and MergerCo on or prior to the Closing Date of the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2 (Corporate Authority), Sections 3.3(a) and (b) (Capitalization), 3.10(a) (Absence of Certain Changes) and Section 3.19 (Takeover Statutes; Company Rights Agreement, Company Certificate) shall be true and correct in all respects (except in the case of Section 3.3(a) and (b) for such inaccuracies as are immaterial in the aggregate) both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set forth therein) both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the events, states of facts, circumstances, developments, changes or effects causing the failure of such representations and warranties to be so true and correct do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)     Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder on or prior to the Effective Time.

(c)     Officer’s Certificate. Parent and MergerCo will have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Parent and MergerCo set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect set forth therein) both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the events, state of facts, circumstances, developments, changes or effects causing the failure of such representations and warranties to be so true and correct do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)     Performance of Covenants. Parent and MergerCo shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder on or prior to the Effective Time.

(c)     Officer’s Certificate. The Company will have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

ARTICLE VII.

TERMINATION, AMENDMENT AND WAIVER

Section 7.1     Termination by Mutual Consent. This Agreement may be terminated, whether before or after satisfaction of the conditions set forth in Section 6.1(a), at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors.

Section 7.2     Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company (acting through the Special Committee, if then in existence) at any time prior to the Effective Time:

(a)     whether before or after satisfaction of the conditions set forth in Section 6.1(a), if the Merger has not been consummated by September 30, 2007 (the “Termination Date”), except that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to consummate the Merger by such date;

(b)     if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof), provided that the Company shall not be entitled to terminate this Agreement under this clause if it has breached in any material respect any of its obligations under Sections 5.4 or 5.6, and provided further that Parent shall not be entitled to terminate this Agreement under this clause if any Stockholder (as defined in the Voting Agreement) has breached his, her or its obligations under Section 2.1(y) or Section 2.4 of the Voting Agreement;

(c)     whether before or after satisfaction of the conditions set forth in Section 6.1(a), if any Law prohibits consummation of the Merger or if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable, provided that the right to terminate this Agreement pursuant to this clause shall not be available to a party if the issuance of such final and nonappealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(d)     if the Company Board or any committee thereof shall have effected a Change in Board Recommendation prior to the receipt of the Requisite Company Vote.

Section 7.3     Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time,

(a)     provided that neither Parent nor MergerCo is in material breach of its obligations under this Agreement, if a breach or failure of any representation, warranty or covenant of the Company contained in this Agreement shall have occurred, which breach (a) would give rise to the failure of a condition set forth in Section 6.1, Section 6.2(a) or Section 6.2(b) and (b) as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date.

Section 7.4     Termination by the Company. This Agreement may be terminated by the Company (acting through the Special Committee, if then in existence) at any time prior to the Effective Time:

(a)     provided that the Company is not in material breach of its obligations under this Agreement, if a breach or failure in any material respect of any representation, warranty or covenant of Parent or MergerCo contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.1, Section 6.3(a) or Section 6.3(b) and (ii) as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date; or

(b)     if, prior to the adoption and approval of this Agreement at the Company Stockholders Meeting by Requisite Company Vote, the Company Board has concluded in good faith, after consultation with the Company’s outside legal and financial advisors, that an unsolicited Takeover Proposal is a Superior Proposal; but only if prior to such termination (i) the Company provides a Notice of Superior Proposal advising Parent that the Company Board has received a Superior Proposal, specifying in writing the material terms and conditions of such Superior Proposal, providing Parent with a copy thereof (if in writing), identifying the Person or group making the proposal and notifying Parent of its decision to terminate the Merger Agreement and (ii) at least three (3) Business Days following receipt by Parent of the Notice of Superior Proposal, and taking into account any revised proposal made by Parent since receipt of the Notice of Superior Proposal, a majority of the directors of the Company conclude such Superior Proposal remains a Superior Proposal; provided, however, that during such three (3) Business Day period the Company shall negotiate in good faith with Parent if Parent makes a revised proposal; provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Company Board shall, in each case, deliver to Parent an additional Notice of Superior Proposal, and the three (3) Business Day period referenced above shall be extended for an additional twenty-four (24) hours; (iii) the Company is in compliance, in all material respects, with Section 5.4, (iv) the Company concurrently pays the Termination Fee pursuant to Section 7.6(a) and (v) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal; or

(c)     if the Merger shall not have been consummated within ten (10) Business Days of the satisfaction of all of the conditions set forth in Section 6.1 and Sections 6.2(a) and (b) (other than those conditions that by their nature are to be satisfied by actions taken at the Closing).

Section 7.5     Effect of Termination. If this Agreement is terminated pursuant to this Article VII, all of the obligations of the parties hereunder shall terminate, other than obligations under Section 5.12, this Section 7.5, Section 7.6 and Article VIII, which shall survive such termination; provided that nothing in this Section 7.5 (including termination) shall relieve any party to this Agreement of liability for willful breach.

Section 7.6     Fees Following Termination.

(a)     The Company will pay, or cause to be paid an amount equal to $10 million (the “Initial Termination Fee”) if this Agreement is terminated (x) by the Company pursuant to Section 7.4(b) or (y) by the Company or Parent pursuant to Section 7.2(d) (if at the time of the Change in Board Recommendation giving rise to such termination, a bona fide Takeover Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn), such payment to be made, in the case of termination pursuant to Section 7.2(d) as promptly as possible (but in any event within two (2) Business Days), and in the case of termination pursuant to 7.4(b) at or prior to the time of such termination. In addition:

(i)     If the Company terminates this Agreement pursuant to Section 7.4(b) and the Company consummates a transaction with respect to such Superior Proposal, or if within 12 months after such termination, the Company or any of its Subsidiaries consummates a transaction, or executes a definitive agreement which is subsequently consummated, with respect to a Takeover Proposal other than such Superior Proposal, the Company will pay, or cause to be paid, an amount equal to $30 million (the “Additional Termination Fee”) to Parent, such payment to be made on the date of such consummation.

(ii)     If the Company or Parent terminates this Agreement pursuant to Section 7.2(d), and at the time of the Change in Board Recommendation giving rise to such termination, a bona fide Takeover Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, and if within 12 months after such termination, the Company or any of its Subsidiaries consummates a transaction, or executes a definitive agreement which is subsequently consummated, with respect to a Takeover Proposal (whether or not the same as that originally announced), then on the date of such consummation, the Company will pay, or cause to be paid, the Additional Termination Fee.

Notwithstanding anything contained herein, if the Company or Parent terminates this Agreement pursuant to Section 7.2(d), and at the time of such termination no bona fide Takeover Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, the Company will pay, or cause to be paid to Parent, an amount equal to $40 million (the “Termination Fee”), such payment to be made as promptly as possible after the date of such termination (but in any event within two (2) Business Days).

(b)     If the Company terminates this Agreement pursuant to (i) Section 7.4(a), (ii) Section 7.2(a) and, at the time of such termination, the conditions set forth in Section 6.1, Section 6.2(a) and Section 6.2(b) have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), or (iii) Section 7.4(c), then Parent shall pay to the Company the Termination Fee no later than two Business Days after the date of such termination, provided, however, that if prior to Company’s termination of this Agreement as described in the preceding sentence, Jerry Moyes shall have died, the amount of the Termination Fee shall be $20 million instead of $40 million.

(c)     If Parent terminates this Agreement pursuant to Section 7.3(a) and, at the time of such termination, the conditions set forth in Section 6.1, Section 6.3(a) and Section 6.3(b) have been satisfied, then the Company shall pay to Parent an amount equal to the Initial Termination Fee, provided, however, if within 12 months after such termination, the Company or any of its Subsidiaries consummates a transaction, or executes a definitive agreement which is subsequently consummated, with respect to a Takeover Proposal, the Company will pay, or cause to be paid, an amount equal to the Additional Termination Fee to Parent, such payment to be made on the date of such consummation.

(d)     In the event that this Agreement is terminated by Parent, on the one hand, or the Company, on the other hand, pursuant to Section 7.2(b), and all Stockholders (as defined in the Voting Agreement) shall have performed all of their obligations under Sections 2.1(y) and Section 2.4 of the Voting Agreement, and at any time after the date of this Agreement and prior to the Company Stockholders Meeting, a bona fide Takeover Proposal shall have been publicly announced or publicly made known and not publicly withdrawn at least two (2) Business Days prior to the Company Stockholders Meeting, (i) the Company will pay to Parent the Initial Termination Fee no later than two Business Days after the date of such termination, and (ii) if within twelve (12) months after such termination the Company or any of its Subsidiaries consummates any Takeover Proposal (whether or not the same as that that originally announced), then, on the date of such consummation, the Company shall pay to Parent the Additional Termination Fee.

(e)     In the event that this Agreement is terminated by Parent, on the one hand, or the Company, on the other hand, pursuant to Section 7.2(b), and any Stockholder (as defined in the Voting Agreement) shall have failed to perform its obligations under Section 2.1(y) and Section 2.4 of the Voting Agreement, then Parent shall pay to the Company the Termination Fee no later than two Business Days after the date of such termination.

(f)     Each of Parent and the Company acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements the parties would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.6 do not constitute a penalty. If the Company fails to pay the Initial Termination Fee, the Additional Termination Fee or the Termination Fee, as applicable, or Parent fails to pay the Termination Fee when any such fee becomes payable, the Company or Parent, as the case may be, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(g)     The parties agree that any payment of the Initial Termination Fee, the Additional Termination Fee or the Termination Fee, as applicable, shall be the sole and exclusive remedy available to the Company or Parent, as the case may be, with respect to this Agreement and the transactions contemplated hereby in the event any such payments become due and payable, and, upon payment of the applicable amount, the party making such payment shall have no further liability to the other party hereunder. This provision was specifically bargained for and reflected in the Merger Consideration.

(h)     All payments to be made in accordance with this Section 7.6 shall be made by wire transfer of immediately available funds to an account or accounts designated by the party entitled to such payment.

Section 7.7     Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval under applicable Laws after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of Parent and the Company (acting through the Special Committee, if then in existence). This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8     Extension; Waiver. At any time prior to the Effective Time, Parent, on the one hand, and the Company (acting through the Special Committee, if then in existence), on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1     Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable to the Company than those contained in the Confidentiality Agreement so long as the Company offers to amend the Confidentiality Agreement, concurrently with execution of such Acceptable Confidentiality Agreement, to include substantially similar provisions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.4(a)(v).

“Antitrust Division” has the meaning set forth in Section 5.9(a).

“Articles of Merger” has the meaning set forth in Section 1.3.

“Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in the City of New York are generally closed.

“Benefit Plans” means all material benefit and compensation plans, contracts, policies or arrangements ever sponsored, maintained or contributed to by the Company, any of its Subsidiaries or an ERISA Affiliate, for the benefit of any current and former employees, officers and directors of the Company and its Subsidiaries, including any trust instruments and insurance contracts forming a part thereof, any “employee benefit plans” within the meaning of Section 3(3) of ERISA, any material deferred compensation, retirement, stock option, stock purchase, stock-based, stock appreciation right or other equity-based incentive, profit sharing, termination, retention, hospitalization or other medical, death benefit, other welfare, supplemental unemployment benefits, incentive, bonus, workers’ compensation, short term disability, life insurance, employee loan, fringe benefit, vacation and severance plans and all material employment, severance and change in control agreements.

“Change in Board Recommendation” has the meaning set forth in Section 5.4(a)(iv).

“Certificate” has the meaning set forth in Section 2.1(c).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Assets” has the meaning set forth in Section 3.6.

“Company Benefit Plans” has the meaning set forth in Section 3.13(b).

“Company Board” has the meaning set forth in Section 3.2(a).

“Company Board Recommendation” has the meaning set forth in Section 3.2(a).

“Company Certificate” means the Company’s Amended and Restated Articles of Incorporation.

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company ESPP” has the meaning set forth in Section 2.4(c).

“Company Financial Advisor” has the meaning set forth in Section 3.22.

“Company Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is materially adverse to the business, operations, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, state of facts, circumstance, development, change or effect resulting from: (A) changes in general economic, regulatory or political conditions or changes affecting the securities or financial markets in general (except to the extent those changes have a disproportionate effect on the Company and its Subsidiaries relative to other participants in the industry in which the Company and its Subsidiaries operate); (B) the receipt by the Company of the proposal by Jerry Moyes to acquire all of the outstanding Shares not owned by him, the subsequent announcement by the Company that it would explore strategic alternatives or the announcement of this Agreement and the transactions contemplated hereby; (C) any action taken pursuant to or in accordance with this Agreement or at the request of Parent; (D) any Legal Action relating to this Agreement, the Merger or the transactions contemplated by this Agreement; (E) any change in the market price or trading volume of securities of the Company, in and of itself; (F) a material worsening of current conditions caused by an act of terrorism or war (whether declared or not declared) occurring after the date of this Agreement (except to the extent those conditions have a disproportionate effect on the Company and its Subsidiaries relative to other participants in the industry in which the Company and its Subsidiaries operate); (G) general changes in the industry in which the Company and its Subsidiaries operate (except to the extent those changes have a disproportionate effect on the Company and its Subsidiaries relative to other participants in the industry in which the Company and its Subsidiaries operate); (H) seasonal fluctuations in the revenues, earnings or other financial performance of the Company to the extent generally consistent with prior years; (I) any failure by the Company to meet any internal or published projections or forecasts (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect; (J) changes in GAAP or in applicable Law; (K) any event that is a Moyes-Specific Event; or (L) the matters set forth in Section 8.1 of the Company Disclosure Letter or (ii) would prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

“Company Multiemployer Plans” has the meaning set forth in Section 3.13.

“Company Organizational Documents” means the articles of incorporation and bylaws (or the equivalent organizational documents) of the Company and each Material Subsidiary, in each case as in effect on the date of this Agreement.

“Company Permits” has the meaning set forth in Section 3.18(a).

“Company Proxy Statement” has the meaning set forth in Section 3.5.

“Company Rights Agreement” has the meaning set forth in Section 3.19.

“Company Rights Plan Amendment” has the meaning set forth in Section 3.20.

“Company RSU” means an outstanding restricted stock unit with respect to one Share granted to an Employee under a Company Stock Award Plan.

“Company SEC Documents” has the meaning set forth in Section 3.8(a).

“Company Stock Award Plan” has the meaning set forth in Section 3.3(e).

“Company Stockholders Meeting” has the meaning set forth in Section 3.5.

“Confidentiality Agreement” means that certain confidentiality letter agreement by and between the Company and Jerry Moyes, dated as of November 29, 2006, as the same may be amended from time to time.

“Continuation Period” has the meaning set forth in Section 5.7(a).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

“Contributing Stockholders” means those individuals and entities set forth on Schedule 8.1 of the Company Disclosure Letter.

“Debt Financing” has the meaning set forth in Section 4.7.

“Debt Financing Letter” has the meaning set forth in Section 4.7.

“Disclosed Contract” has the meaning set forth in Section 3.12(a).

“Effective Time” has the meaning set forth in Section 1.3.

“Employees” has the meaning set forth in Section 5.7(a).

“Environmental Claims” means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or written notices of noncompliance or violation by any Person or Governmental Entity, alleging potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, or (ii) any and all indemnification, cost recovery, compensation or injunctive relief resulting from compliance with any Environmental Law.

“Environmental Laws” means any all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, the release of or exposure to Hazardous Materials, natural resources or the protection, investigation or restoration of the environment, as in effect on the date of this Agreement.

“Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

“Equity Rollover Commitments” has the meaning set forth in Section 4.8.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any of the Company’s Subsidiaries or any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of section 4001 of ERISA.

“ERISA Plans” means a Benefit Plan subject to ERISA.

“Exchange Act” has the meaning set forth in Section 3.5.

“Excluded Share(s)” has the meaning set forth in Section 2.1(a).

“Expenses” has the meaning set forth in Section 5.12.

“Foreign Plans” means a plan maintained outside of the United States primarily for the benefit of non-US employees.

“FTC” has the meaning set forth in Section 5.9(a).

“GAAP” has the meaning set forth in Section 3.8(b).

“Governmental Entity” has the meaning set forth in Section 3.5.

“Guarantee” has the meaning set forth in Section 4.10.

“Hazardous Materials” means (i) any substance that is listed, classified or regulated as hazardous, explosive, infectious, carcinogenic or toxic or as a pollutant or contaminant under any Environmental Laws; or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds, or radon.

“HSR Act” has the meaning set forth in Section 3.5.

“Indemnified Parties” has the meaning set forth in Section 5.8(a).

“Indemnifying Party” has the meaning set forth in Section 5.8(a).

“Intellectual Property” means all intellectual property rights, including all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, corporate names, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights of publicity, (v) computer programs (whether in source code, object code, or other form), databases, compilations and data (“Software”), (vi) trade secrets and all other confidential information, know-how, inventions, processes, and methodologies, (vii) rights of privacy and rights to personal information, and (viii) all applications and registrations for the foregoing.

“Knowledge” means, when used with respect to the Company, Parent or MergerCo, the actual knowledge, after reasonable inquiry, of the Persons set forth in Section 8.1 of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. Without limiting the generality of the foregoing, due inquiry by the Persons set forth on Section 8.1 of the Company Disclosure Letter shall not require the inquiry of any member of the Company Board.

“Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity.

“Leased Property” has the meaning set forth in Section 3.17.

“Legal Action” has the meaning set forth in Section 3.11.

“Liabilities” means any losses, liabilities, claims, damages or expenses, including reasonable legal fees and expenses.

“Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, conditional and installment agreements, claims, covenants, conditions, restrictions, reservations, options, voting trust agreement, proxy, charge, rights of first offer or refusal, charges, easements, rights-of-way, encroachments, third party rights or other encumbrances or title imperfections or defects of any kind or nature.

“Material Subsidiaries” has the meaning set forth in Section 3.4.

“Maximum Premium” has the meaning set forth in Section 5.8(b).

“Measurement Date” has the meaning set forth in Section 3.3(a).

“Merger” has the meaning set forth in Section 1.1.

“MergerCo” has the meaning set forth in the Preamble.

“Merger Consideration” has the meaning set forth in Section 2.1(b).

“Moyes-Specific Event” means, with respect to the period on or prior to October 31, 2005, any event occurring or circumstance resulting from any action or failure to act, by, at the direction of, under the direct supervision of, or with the knowledge of, Jerry Moyes, but only to the extent such event, circumstance, action or inaction is not within the Knowledge of the Company as of the date of this Agreement.

“New Plans” has the meaning set forth in Section 5.7(c).

“NASDAQ” has the meaning set forth in Section 3.5.

“Notice of Superior Proposal” has the meaning set forth in Section 5.4(d).

“NRS” has the meaning set forth in Section 1.1.

“Old Plans” has the meaning set forth in Section 5.7(c).

“Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Other Filings” has the meaning set forth in Section 3.20.

“Owned Real Property” has the meaning set forth in Section 3.17.

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would prevent or materially delay the ability of Parent and MergerCo to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Payment Fund” has the meaning set forth in Section 2.2(a).

“Permits” has the meaning set forth in Section 3.18(a).

“Permitted Liens” means (i) liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Company’s books in accordance with GAAP; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other like liens arising in the ordinary course of business with respect to amounts not yet due and payable; or (iii) easements, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; (iv) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (v) with respect to any Owned Real Property, minor title defects or irregularities that do not, individually or in the aggregate, materially impair the value or use of such property, the consummation of this Agreement or the operations of the Company and its Subsidiaries; (vi) liens arising from leasing trucks or trailers in the ordinary course of business; and (vii) as to any Leased Property by the Company or its Subsidiaries, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which do not materially impair the value or use of such lease.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Preferred Stock” has the meaning set forth in Section 3.3(a).

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching, exposure to, or migration into the indoor or outdoor environment.

“Representatives” means, when used with respect to Parent, MergerCo or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent, MergerCo or the Company, as applicable, and its Subsidiaries.

“Requisite Company Vote” means the approval of this Agreement by the holders of a majority of the voting power of the Shares entitled to vote thereon.

“Schedule 13E-3” has the meaning set forth in Section 3.5.

“SEC” has the meaning set forth in Section 3.5.

“Securities Act” has the meaning set forth in Section 3.8(a).

“Share(s)” has the meaning set forth in Section 2.1(b).

“SOX” has the meaning set forth in Section 3.8(a).

“Special Committee” means a committee of the Company’s Board of Directors, the members of which are not affiliated with Parent or MergerCo and are not members of the Company’s management, formed for the purpose of evaluating, and making a recommendation to the full Board of Directors of the Company with respect to, this Agreement, the Merger and the other transactions contemplated by this Agreement, and shall include any successor committee to the Special Committee existing as of the date of this Agreement or any reconstitution thereof.

“Stock Options” has the meaning set forth in Section 2.4(a).

“Subsidiary” means, when used with respect to Parent, MergerCo or the Company, any other Person (whether or not incorporated) that Parent, MergerCo or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or other equity interests of such Person.

“Superior Proposal” means any bona fide Takeover Proposal made by a third party that was not solicited by the Company or any of its Subsidiaries in violation of Section 5.4 of this Agreement or any of their representatives that a majority of the Company Board (acting through the Special Committee, if then in existence), after consultation with the Company’s outside financial and legal advisors, determines in good faith to be superior to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Parent to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), such determination having been made (x) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (y) after taking into account all appropriate legal, financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal and any other relevant factors permitted by applicable Law, except that the reference to “15%” in the definition of “Takeover Proposal” shall be deemed to be a reference to substantially all of the equity interests in the Company.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Laws” has the meaning set forth in Section 3.20.

“Takeover Proposal” means any bona fide proposal or offer from any Person or group of Persons other than Parent or its Affiliates relating to any direct or indirect acquisition or purchase of (i) a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (ii) 15% or more of the equity interest in the Company or any of is Subsidiaries (by vote or value), (iii) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of the equity interest (by vote or value) in the Company, or (iv) any merger, reorganization, consolidation, share exchange, transfer of assets or other business combination, recapitalization, share repurchase, liquidation, dissolution or similar transaction involving the Company. Whenever the term “Takeover Proposal” is used in Section 7.6, each reference in this definition to 15% shall be deemed to be 30%.

“Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, stock, intangibles, rent, occupancy, license, occupational, branch, payroll, health care, estimated (or similar), withholding, employment, social security (or similar), unemployment, disability, compensation, utility, severance, environmental (including taxes under Section 59A of the Code), alternative or add-on minimum, accumulated earnings, personal holding company, net worth, capital, production, excise, stamp, occupation, documentary, recording, premium, windfall profits, conveyance, mortgage, registration, transfer and gains taxes, and customs duties.

“Tax Returns” means any and all reports, returns, declarations, forms, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof, that relates to the business or assets of the Company and any of its Material Subsidiaries.

“Termination Date” has the meaning set forth in Section 7.2(a).

“Termination Fee” has the meaning set forth in Section 7.6(a).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Agreement” has the meaning set forth in the Recitals.

Section 8.2     Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. All references in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.

Section 8.3     Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.3 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.4     Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of New York (other than with respect to the Merger and other matters governed by NRS, with respect to which NRS shall apply), without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

Section 8.5     Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the State and Federal courts located in the Borough of Manhattan, in The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.5, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.6     Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7     Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

If to Parent or MergerCo, to:
Saint Corporation

2710 E. Old Tower Road
Phoenix, AZ 85034
Facsimile: (602) 275-3868

with copies (which will not constitute notice to Parent or MergerCo) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Facsimile: (212) 735-2000
Attention: Stephen F. Arcano, Esq.
Richard J. Grossman, Esq.

Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, Nebraska 68505
Facsimile: (402) 435-4329
Attention: Earl Scudder, Esq.
Mark Scudder, Esq.

If to the Company, to:

Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, AZ 85043
Facsimile: (623) 907-7503
Attention: Robert Cunningham

with a copy (which will not constitute notice to the Company) to:

Sullivan & Cromwell
125 Broad Street
New York, New York 10004
Facsimile: (212) 558-3588
Attention: Stephen Kotran, Esq.
Brian Hamilton, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 8.7, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8     Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement, the Voting Agreement and the Guarantee constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9     No Third-Party Beneficiaries. Except as provided in Sections 5.8 and 8.15 (each of which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.10     Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11     Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 8.12     Assignment. This Agreement may not be assigned by operation of Law or otherwise. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns; provided, that Parent may assign any of its rights and obligations to any of its Subsidiaries, or to any Lender to Parent or any Subsidiary or Affiliate thereof as a security for obligations to such Lender, and provided further, that no such assignment shall relieve Parent of its obligation hereunder. Any purported assignment not permitted under this Section 8.12 will be null and void.

Section 8.13     Limited Specific Performance.

The parties acknowledge that, except as provided in the next sentence, no party shall be entitled to specific performance of any of the terms and provisions of this Agreement and the parties’ sole and exclusive remedy with respect to any breach of this Agreement shall be the remedy set forth in Section 7.6. The parties agree that the Company will be entitled to enforce specifically Parent’s obligation pursuant to Section 5.13 to indemnify and hold harmless the Company, any of its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (whether or not consummated) and any information utilized in connection therewith (other than historical information relating to the Company or any of its Subsidiaries).

Section 8.14     Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, including by facsimile transmission, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 8.15     Release. Parent and MergerCo agree, on behalf of themselves and their Affiliates, that, from and after the Effective Time, they will not assert any claim against any current or former stockholders or Representatives of the Company or its Subsidiaries, or any Affiliate of the foregoing, or hold any such Persons liable, for any matter that may arise (x) in connection with the performance of such Person’s duties with respect to the Company occurring prior to the Effective Time or (y) in connection with the Merger and the other transactions contemplated by this Agreement occurring prior to the Effective Time; provided, however, that the limitations contained herein shall not apply to claims based on fraud or willful misconduct.

[Signature follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SWIFT TRANSPORTATION CO., INC.

By:	/s/ Jock Patton
Name:	Jock Patton
Title:	Chairman

SAINT CORPORATION

By:	/s/ Jerry Moyes
Name:
Title:

SAINT ACQUISITION CORPORATION

By:	/s/ Jerry Moyes
Name:
Title:

[Signature Page to the Agreement and Plan of Merger]

Exhibit 6

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of January 19, 2007, by and between Swift Transportation Co., Inc., a Nevada corporation (the “Company”), and the Persons executing this Agreement as “Stockholders” on the signature page hereto (each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS

WHEREAS, simultaneously with the execution of this Agreement, Saint Corporation, a Nevada corporation ("Parent"), Saint Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Parent (“MergerCo”), and the Company have entered into an Agreement and Plan of Merger, as it may be amended, supplemented, modified or waived from time to time (the “Merger Agreement”), which provides, among other things, for the Merger of MergerCo with and into the Company, upon the terms and subject to the conditions set forth therein;

WHEREAS, each Stockholder is the Beneficial Owner of, and has the right to vote and dispose of (i) with respect to the Moyes Children's Limited Partnership, 9,018,353 Shares and (ii) with respect to the other Stockholders, the number of Shares as reflected on Schedule 13D/A filed on November 17, 2006; and

WHEREAS, as an inducement to the Company entering into the Merger Agreement and incurring the obligations therein, the Company has required that each Stockholder enter into this Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

I. CERTAIN DEFINITIONS

Section 1.1     Capitalized Terms. Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Merger Agreement.

Section 1.2     Other Definitions. For the purposes of this Agreement:

(a)     “Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

(b)     “Owned Shares” has the meaning set forth in Section 2.1.

(c)     “Representative” means, with respect to any particular Person, any director, officer, employee, consultant, accountant, legal counsel, investment banker or other representative of such Person.

(d)     “Shares” has the meaning ascribed thereto in the Merger Agreement, and will also include for purposes of this Agreement all shares or other voting securities into which Shares may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom, including any dividends or distributions of securities which may be declared in respect of the Shares and entitled to vote in respect of the matters contemplated by Article II.

(e)     “Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, encumbrance or other disposition of such security or the Beneficial Ownership thereof (including by operation of Law), or the entry into any Contract to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security or other rights in or of such security.

(f)     "Permitted Encumbrance" means bona fide pledges of Shares as collateral in connection with third-party, commercially reasonable indebtedness, which pledges shall be released in connection with the repayment of such indebtedness; provided, however, that any such pledges entered into after the date hereof shall include the retention of all voting rights by Stockholder so long as no default in the underlying indebtedness shall have been declared.

II. AGREEMENT TO VOTE

Section 2.1     Agreement to Vote.

Subject to the terms and conditions hereof, each Stockholder severally and not jointly, irrevocably and unconditionally agrees that from and after the date hereof and until the earliest to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms (such earlier occurrence being the "Expiration Time"), at any meeting (whether annual or special, and at each adjourned or postponed meeting) of the Company’s stockholders, however called, or in connection with any written consent of the Company’s stockholders (a “Stockholder Meeting”), each Stockholder will (x) appear at such meeting or otherwise cause its Owned Shares (as defined below) to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent, if any and (y) vote, or instruct to be voted (including by written consent, if applicable), all of such Shares Beneficially Owned by such Stockholder as of the relevant time (“Owned Shares”) (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of the approval of any other matter that is required by applicable Law or a Governmental Entity to be approved by the stockholders of the Company to consummate the transactions contemplated by the Merger Agreement, including the Merger, (C) against any Takeover Proposal, (D) against any proposal made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, including the adoption thereof or the consummation thereof, (E) against any action or agreement that may reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled, and (F) against any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Company, Parent or MergerCo under the Merger Agreement, which would materially and adversely affect the Company, Parent or MergerCo or their respective abilities to consummate the transactions contemplated by the Merger Agreement within the time periods contemplated thereby.

Section 2.2     Additional Shares. Each Stockholder severally and not jointly hereby agrees, while this Agreement is in effect, to promptly notify the Company of the number of any new Shares with respect to which Beneficial Ownership is acquired by such Stockholder, if any, after the date hereof and before this Agreement is terminated pursuant to Section 5.1. Any such Shares shall automatically become subject to the terms of this Agreement as though owned by such Stockholder as of the date hereof.

Section 2.3     Restrictions on Transfer, Etc. Except as provided for herein, as contemplated by the Merger Agreement and the Equity Rollover Commitments with respect to the rollover of Shares of certain Stockholders and except for Permitted Encumbrances, each Stockholder severally and not jointly agrees, from the date hereof until this Agreement is terminated pursuant to Section 5.1, not to (i) directly or indirectly Transfer any Owned Shares or (ii) grant any proxy with respect to such Stockholder’s Owned Shares, deposit such Stockholder’s Owned Shares into a voting trust, enter into a voting agreement with respect to any of such Stockholder’s Owned Shares or otherwise restrict the ability of such Stockholder freely to exercise all voting rights with respect thereto. Any action attempted to be taken in violation of the preceding sentence will be null and void. Notwithstanding the foregoing, each Stockholder may (i) make Transfers of Owned Shares for estate planning or similar purposes so long as such Stockholder retains control over the voting and disposition of such Owned Shares for bona fide estate planning to his, her, or its Affiliates or immediate family members, (ii) make Transfers to other Stockholders, or (iii) in the case of the Moyes Children’s Limited Partnership, Transfers of Owned Shares to its partners or a newly-formed qualified subchapter S trust owned by such partners; provided that as a condition to such Transfer contemplated in clauses (i), (ii) and (iii), such Affiliate, immediate family member, Stockholder, partner or qualified subchapter S trust shall execute an agreement that is identical to this Agreement (except to reflect the change of the Transferee) and to the extent such transferring Stockholder is a party to the Guarantee an agreement that is identical to the Guarantee (except to reflect the change of the Transferee) and provided, further that the transferring Stockholder shall remain jointly and severally liable for the breaches of any of his, her or its Affiliates or immediate family members of the terms hereof. Each Stockholder further agrees to authorize and request the Company to notify the Company’s transfer agent that this Agreement places limits on the voting and transfer of the Owned Shares.

Section 2.4     Proxies. Each Stockholder will, if requested by the Company, (i) with respect to Owned Shares for which it is the record owner, grant a proxy appointing Robert W. Cunningham and Glynis Bryan collectively, but each with full power of substitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present and to vote in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and (ii) with respect to Owned Shares for which it is not the record owner, seek a "legal proxy" from the record owner to vote in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger. The proxy granted by each Stockholder shall be automatically revoked upon termination of this Agreement in accordance with its terms.

III. REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of Stockholders. Each Stockholder, severally and not jointly, represents and warrants to the Company as of the date of this Agreement, as of the date of any Company Stockholders Meeting (and as of the date of any adjournment or postponement thereof) and as of the date of the execution of any written Stockholder consent or any proxy permitted under this Agreement or consented to by the Company, as follows:

(a)     Such Stockholder has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a legal, valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms.

(b)     Such Stockholder is the Beneficial Owner (unless such shareholder is a trust in which case the beneficiaries of each such trust are the Beneficial Owners), free and clear of any Liens (other than those arising under this Agreement, the Equity Rollover Commitments and Permitted Encumbrances) of the Owned Shares, which, as of the date hereof, are set forth below such Stockholder’s name on the signature page hereto and, except for Permitted Encumbrances and except as provided in this Agreement and the Equity Rollover Commitments has full and unrestricted power to dispose of and vote all of such Stockholder’s Owned Shares without the consent or approval of, or any other action on the part of, any other Person, and has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement with respect to, such Stockholder’s Owned Shares. The Owned Shares set forth below such Stockholder’s name on the signature page hereto constitute all of the capital stock of the Company that is Beneficially Owned by such Stockholder as of the date hereof, and, except for such Stockholder’s Owned Shares and the Owned Shares owned by the other Stockholders who are parties to this Agreement and with respect to Jerry Moyes, approximately 7,000 shares held in his personal individual retirement account, such Stockholder and such Stockholder’s Affiliates do not Beneficially Own or have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any Shares or any securities convertible into Shares (including Stock Options).

(c)     Other than the filing by such Stockholder of any reports with the SEC required by Sections 13(d) or 16(a) of the Exchange Act, none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof (i) requires, other than with respect to Permitted Encumbrances, any consent or other Permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder, (ii) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any organizational document or Contract to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s properties or assets (including such Stockholder’s Owned Shares) may be bound, (iii) violates any Order or Law applicable to such Stockholder or any of such Stockholder’s properties or assets (including such Stockholder’s Owned Shares), or (iv) results in a Lien upon any of such Stockholder’s properties or assets (including such Stockholder’s Owned Shares).

IV. ADDITIONAL COVENANTS OF THE STOCKHOLDERS AND THE COMPANY

Section 4.1     Disclosure. Each Stockholder, severally and not jointly, hereby authorizes Parent, MergerCo and the Company to publish and disclose in any announcement or disclosure required by the SEC, including the Company Proxy Statement and the Schedule 13E-3 such Stockholder’s identity and ownership of the Owned Shares and the nature of such Stockholder’s obligation under this Agreement, provided that such Stockholder is provided with a reasonable opportunity to review and comment on such disclosure.

Section 4.2     Non-Interference; Further Assurances. Each Stockholder, severally and not jointly, agrees that prior to the termination of this Agreement, such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Stockholder of its obligations under this Agreement. Each Stockholder (for and on behalf of such Stockholder only) agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by the Company to confirm and assure the rights and obligations set forth in this Agreement or to consummate the transactions contemplated by this Agreement.

Section 4.3     Standstill. Each Stockholder, severally and not jointly, agrees that if the Merger Agreement is terminated in any circumstance where a Termination Fee (as defined in the Merger Agreement) is required to be paid by Parent to the Company, then beginning upon the termination of the Merger Agreement until twelve months following such termination (or, with respect to clause (b) below, the later of twelve months following such termination and June 30, 2008), except as the Company's Board of Directors shall otherwise specifically request in writing in advance, such Stockholder will not (and such Stockholder will not assist or form a group within the meaning of Section 13(d)(3) of the Exchange Act, act in concert or participate with or encourage other persons to) directly or indirectly, (a) acquire or offer, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership of any securities, or assets of the Company, including, without limitation, rights or options to acquire such ownership, (b) submit a notice of nomination of directors pursuant to Article III, Section 14 of the bylaws of the Company to nominate one or more directors to the Company’s board, (c) conduct a solicitation of proxies (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), or participate in any election contest, or (d) make a request to amend or waive this provision or any other provision of this paragraph which requires public disclosure; provided, however, the Stockholders shall not be prohibited from taking such actions covered by clause (a) above,

(i)     if the Company or any of its Subsidiaries, or its or its Subsidiaries' Representatives (A) participate or engage in any substantive discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with or knowingly assist any Person in connection with a Takeover Proposal, or (B) enter into any confidentiality agreement, letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to a Takeover Proposal; or

(ii)     if the Company's Board of Directors receives any Takeover Proposal or if any Takeover Proposal is publicly announced.

Section 4.4     Annual Meeting. The Company agrees that (i) it will not hold, give notice of, or disclose a date for, its 2007 annual meeting of stockholders for the purpose of electing directors ("2007 Annual Meeting") while the Merger Agreement is in effect, (ii) if the Merger Agreement is terminated, it will not hold the 2007 Annual Meeting prior to June 30, 2007, and (iii) it will not modify or amend Article III, Section 14 of the bylaws of the Company. The Stockholders (severally and not jointly with any other party hereto), Parent and MergerCo agree that, while the Merger Agreement is in effect, none of such Persons will take any of the actions prohibited by Section 4.3(b) hereof.

V. TERMINATION

Section 5.1     Termination. Subject to Section 5.2, this Agreement (i) may be terminated by the mutual written consent of the parties hereto or (ii) shall terminate without further action at the Expiration Time, provided however, that Section 4.4 shall survive such termination and Section 4.3 shall survive such termination if the Merger Agreement is terminated in any circumstance where a Termination Fee (as defined in the Merger Agreement) is required to be paid by Parent to the Company.

Section 5.2     Effect of Termination. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of this Sections 4.3, 4.4 and 5.2 and Article VI, which will survive such termination. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any willful breach of this Agreement prior to the time of termination.

VI. GENERAL

Section 6.1     Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile, (i) if to a Stockholder, to the address set forth below such Stockholder’s name on the signature page hereto, and (ii) if to the Company, in accordance with Section 8.7 of the Merger Agreement, or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (A) if delivered by hand or overnight courier service, when such delivery is made at the address specified in this Section 6.1, or (B) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 6.1 and appropriate confirmation is received.

Section 6.2     No Third Party Beneficiaries, Etc. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement, or to make any Stockholder responsible for any of the Company's or MergerCo’s obligations under the Merger Agreement.

Section 6.3     Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of New York (other than with respect to proxies and other matters governed by Nevada Revised Statutes with respect to which Nevada Revised Statutes shall apply), without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

Section 6.4     Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 6.5     Assignment. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto, in whole or part (whether by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempt to do so will be null and void.

Section 6.6     Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section 6.7     Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles and Sections refer to Articles and Sections of this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (i) in the case of agreements, documents or instruments, by waiver or consent and (ii) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person will refer to its predecessors and successors and permitted assigns.

Section 6.8     Amendments. This Agreement may not be amended except by written agreement signed by all of the parties to this Agreement.

Section 6.9     Extension; Waiver. At any time prior to the Effective Time, the Company, on the one hand, and the Stockholders, on the other hand, may (i) extend the time for the performance of any of the obligations of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (iii) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Section 6.10     Fees and Expenses. Except as expressly provided in this Agreement, each party is responsible for its own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entry into of this Agreement and the consummation of the transactions contemplated hereby.

Section 6.11     Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 6.12     Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 6.13     Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 6.14     Counterparts; Effectiveness; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement will become effective and binding upon each Stockholder when executed by such Stockholder and the Company. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 6.15     Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 6.16     Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the State and Federal courts located in the Borough of Manhattan, in the City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 6.16, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.17     Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (i) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.17.

Section 6.18     Action in Stockholder Capacity Only. The parties acknowledge that this Agreement is entered into by each Stockholder solely in such Stockholder’s capacity as the Beneficial Owner of such Stockholder’s Owned Shares and nothing in this Agreement shall way restricts or limits any action taken by such Stockholder in his capacity as a director or officer of the Company (but solely in such capacities and not on his own behalf) and the taking of any actions solely in his or her capacity as an officer or director of the Company and not in violation of the Merger Agreement will not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

[Remainder of page intentionally left blank. Signature Page Follows.]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

SWIFT TRANSPORTATION CO., INC.

By:	/s/ Jock Patton
Name: Jock Patton
Title: Chairman

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87

By:	/s/ Jerry Moyes
Name:
Title:

By:	/s/ Vickie Moyes
Name:
Title:

[Signature Page to Voting Agreement]

SME INDUSTRIES, INC.

By:	/s/ Gordon K. Holladay
Name: Gordon K. Holladay
Title: SEC TREAS, CFO

VJM INVESTMENTS, LLC

By:	/s/ Jerry Moyes
Name:
Title:

MOYES CHILDREN'S LIMITED PARTNERSHIP

By:	/s/ Michael Moyes
Name:
Title:

[Signature Page to Voting Agreement]

Exhibit 7

SWIFT TRANSPORTATION AGREES TO BE ACQUIRED BY JERRY MOYES

Shareholders To Receive $31.55 Per Share In All-Cash Transaction
Valued at Approximately $2.74 Billion

Phoenix, AZ - January 19, 2007 - Swift Transportation Co., Inc. (NASDAQ-NMS: SWFT), announced today that it has entered into a definitive merger agreement with an entity formed by Jerry Moyes, the Company’s largest shareholder, a current Director, and former Chairman of the Board and CEO of Swift, pursuant to which Mr. Moyes and certain of his family members will acquire Swift in an all-cash transaction valued at approximately $2.74 billion. This includes the assumption of approximately $332 million of net debt.

Under the terms of the agreement, Swift stockholders will receive $31.55 in cash for each outstanding share of Swift common stock. This represents a premium of approximately 31 percent from the closing price of Swift stock on Friday, November 3, the last trading day before Mr. Moyes made an initial proposal to acquire the Company for $29.00 per share.

Jerry Moyes said, “Swift, which I founded in 1966 as a small company with a strong entrepreneurial spirit, has evolved into the operator of the largest truckload fleet in the United States with a dedicated and energetic team of employees, over 17,900 trucks and nearly $3.2 billion in revenues.  I am extremely pleased to have reached this agreement with Swift and look forward to building on the unique Swift legacy that has positioned the Company for continued growth and success.”

Jock Patton, Chairman of the Company’s Board of Directors and Chairman of the Special Committee, commented, “After careful consideration, and in close consultation with our financial and legal advisors, the Special Committee, which is composed of three of the Board’s independent directors, and full Board (other than Mr. Moyes) unanimously approved the transaction. We believe the all-cash $31.55 per share price represents a fair value for the Company and is in the best interest of all shareholders.”

The transaction is subject to review by regulatory agencies under the Hart-Scott-Rodino Antitrust Improvements Act, approval by Swift stockholders, and other customary closing conditions. The transaction is expected to be completed during the second quarter of 2007. Mr. Moyes has received commitments from Morgan Stanley for debt financing for the transaction.

Goldman, Sachs & Co. acted as financial advisor to the Special Committee. Sullivan & Cromwell LLP served as legal advisors to the Special Committee.

Morgan Stanley acted as financial advisor and Skadden, Arps, Slate, Meagher, & Flom LLP and Scudder Law Firm, P.C. acted as legal advisors to Mr. Moyes. Mayer, Browne, Rowe & Maw LLP acted as legal advisors to Morgan Stanley.

Swift is the holding company for Swift Transportation Co., Inc., a truckload carrier headquartered in Phoenix, Arizona. Swift’s trucking subsidiary operates the largest fleet of truckload carrier equipment in the United States with regional operations throughout the continental United States.

IMPORTANT INFORMATION:
Swift will file with the Securities and Exchange Commission a current report on Form 8K, which will include the merger agreement and related documents. The proxy statement that Swift plans to file with the Securities and Exchange Commission and mail to stockholders will contain information about Swift, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER. In addition to receiving the proxy statement from Swift by mail, stockholders will be able to obtain the proxy statement, as well as other filings containing information about Swift, without charge, from the Securities and Exchange Commission’s website (http://www.sec.gov) or, without charge, from Swift at www.swifttrans.com. This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of Swift.

PARTICIPANTS IN SOLICITATION

Swift and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Swift’s participants is set forth in the proxy statement dated April 7, 2006 for Swift’s annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Swift in the solicitation of proxies in respect of the merger will be included in the proxy statement to be filed with the SEC. Swift press releases and other company information are available at Swift’s website located at www.swifttrans.com.

Forward-looking statement disclosure:
This press release contains statements that may constitute forward-looking statements, usually identified by words such as "anticipates," "believes," "estimates," "plans," "projects," "expects," "intends" or similar expressions which speak only as of the date the statement was made. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning the expected completion date of the transaction.

As to Swift's business and financial performance, the following factors, among others, could cause actual results to differ materially from those in forward-looking statements: prevailing market conditions relating to our determination of the fair value of assets held for sale and related impairment charges; adverse developments in our relationship with IEL and, by extension, owner-operators whose tractors are financed by IEL; the impact of our new owner-operator fuel surcharge reimbursement program and recent changes in our driver pay structure on operating results; excess capacity in the trucking industry or changes in demand of our customers; significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees, insurance premiums and driver compensation, to the extent not offset by increases in freight rates or fuel surcharges; recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and manufacturing) in which Swift has a significant concentration of customers or changes in our customers' transportation purchasing patterns; seasonal factors such as harsh weather conditions that increase operating costs; continuing difficulties in driver recruitment or retention issues involving Company drivers and/or owner-operators; increases in driver compensation to the extent not offset by increases in freight rates; the inability of Swift to continue to secure acceptable financing arrangements; an adverse determination by the FMSCA with respect to Swift's safety rating and any resulting loss of customers or potential customers or a material increase in insurance costs; the collectibility of notes receivable due to our debtors’ inability to generate sufficient cash flows; an unanticipated increase in the number or dollar amount of claims for which Swift is self insured; fluctuations in workers' compensation claims, which have benefited recent operating results due to improved claims management, but are not expected to continue at such levels in future periods; competition from trucking, rail and intermodal competitors; our ability to sell assets held for sale at or above their net book value; the potential impact of current litigation, regulatory issues, or other government actions; a possible adverse impact on the trading price of the Company's common stock as a result of the adoption of the Stockholders Protection Agreement; a significant reduction in or termination of Swift's trucking services by a key customer; and receipt of required regulatory and stockholder approvals and completion of other closing conditions.

A discussion of these and other factors that could cause Swift's results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Reports on Form 10-K and Form 10-Q of Swift, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Swift undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Furthermore, nothing herein shall constitute an adoption or approval of any analyst report regarding Swift, nor any undertaking to update or comment upon analysts' expectations in the future.

Contacts:
Glynis Bryan	Jamie Tully / Lesley Bogdanow
CFO	Sard Verbinnen & Co
Swift Transportation Co., Inc.	(212) 687-8080
(602) 269-9700
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